SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated February 28, 2020;
-	Press release dated February 28, 2020;
-	Press release dated February 28, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: February 29, 2020

Long-Term Strategic Plan to 2050

and

Action Plan 2020-2023

San Donato Milanese, 28th February 2020 – Eni announces Long-Term Strategic Plan to 2050 and Action Plan 2020-2023.

The new Eni, creating value thorough the energy transition

Claudio Descalzi, CEO of Eni, said: “The strategy we announce today represents a fundamental step for Eni. We will set out the evolution of our Company in the next 30 years combining the objectives of ongoing development in a fast changing energy market and a significant reduction in our carbon footprint, a combination considered impossible by many. We will be the first in the industry to provide a business strategy to address these issues. Our strategy will rely on the quality of our assets, our technologies and our competencies.

The principles that guide our journey will remain fixed. The promotion of all UN SDGs is a fundamental element of our mission as is a strong financial position.

The Eni of the future will therefore be even more sustainable. It will reinforce its role as a global player in the world of energy with renewables and circular economy activities. These nascent businesses will develop strongly and be highly connected to our existing businesses. The production of oil and gas is expected to reach a plateau in 2025 followed by a flexible decline in the following years mainly for the oil component. The result will be a portfolio that is more balanced and integrated and will be stronger for its adaptability and competitive shareholder remuneration.

We have quantified our carbon footprint reduction targets giving ourselves a comprehensive method of calculating emissions, which includes both direct and indirect emissions deriving from the end use of our products, whether from our own production or purchased from third parties. Consequently, our targets for reducing our absolute GHG emissions cannot be compared with other methodologies given the wider scope of emissions considered in our method. We have fixed a target of an 80% reduction in net GHG emissions of our energy products by 2050, which exceeds the 70% indicated by the IEA in their SDS scenario which aims to be compatible with the Paris Agreement.

We have designed a strategy that combines economic sustainability with environmental sustainability and we have done so by defining an action plan based on technologies – existing or developed in-house - that we know how to implement. This will allow Eni to be a leader in the market supplying decarbonised energy products and actively contributing to the energy transition process.”

LONG-TERM STRATEGIC PLAN TO 2050 - PRINCIPAL OBJECTIVES

•	Upstream production growth at an annual rate of 3.5% up to 2025, subsequent flexible decline mainly for oil. Gas production by 2050 will make up about 85% of total production.

•	Resilient and flexible 3P Reserves: $20/bbl average breakeven, 94% of value realised by 2035 assuming a constant Brent price of $50/bbl. Ability to modulate future investments in exploration and development to respond to the evolution of the market.

•	Sustainable gas production: forest conservation and CO2 capture and storage projects for a total of over 40 million tons/year by 2050. Electricity production from gas combined with CO2 capture and storage projects will complement renewables power supply.

•	Renewables strong growth to over 55 GW by 2050. Developments mainly in OECD countries to supply energy to our clients, with retail customers expected to grow to over 20 million by 2050

•	Refining: gradual conversion of Italian sites by focusing on new technologies for the production of decarbonised products from the recycling of waste materials. Increase in bio-refining capacity to 5 million tonnes per year, palm-oil free from 2023, 7 years ahead of the EU ban.

•	Marketing: transformation from traditional petrol station to sales service station distributing only new generation sustainable fuels and providing differentiated services.

•	Chemicals: gradual conversion of existing sites to produce more specialties and utilising more bio and plastic recycling technologies.

•	Carbon footprint: developed methodology, reviewed and verified by third parties, for the comprehensive measurement of emissions. On this basis, fixed 2050 reduction targets of 80% of absolute emissions (well above the 70% threshold indicated by the IEA in the Sustainable Development Scenario that tracks the reduction of emissions compatible with the Paris Agreement) and of 55% on emission intensity.

LONG-TERM STRATEGIC PLAN TO 2050 – PRINCIPLES, TARGETS AND STRATEGY

After a period of profound transformation, which has allowed the group to grow and diversify its portfolio, whilst strengthening its financial structure, Eni is now ready for a new phase of evolution of its business model, strongly oriented towards creating value over the long-term that combines economic and financial sustainability with environmental sustainability. This evolution will, once again, be achieved by leveraging our know-how, proprietary technologies, innovation and the flexibility and resilience of our assets, which will allow us to seize new opportunities for development and efficiency, as well as further improve workplace safety.

The founding principles that inspire and guide the Plan's activities and actions are to:

•	actively contribute to the achievement of all 17 UN SDGs, which are at the heart of Eni's mission;

•	maximize the integration of the portfolio along the entire value chain, from production to end-customers;

•	ensure rigorous financial discipline in investment policies and a solid capital structure for the group to support cash generation;

•	maintain a progressive shareholder remuneration policy.

On the basis of these principles, operational strategies and objectives have been defined for 2035 and 2050, which outline the evolutionary and integrated path of the individual businesses. The speed of evolution and the relative contribution of each business will depend on market trends, technological developments and legislation.

The evolution of the business portfolio enables Eni to reach the objectives of reducing its carbon footprint, which are considered fixed.

In particular, Eni will pursue a strategy that aims to:

•	obtain by 2050 an 80% reduction in net scope 1, 2 and 3 emissions, with reference to the entire life-cycle of the energy products sold and a 55% reduction in emission intensity compared to 2018;

•	reinforce its role as a global player in the energy market, leveraging an increasingly balanced and integrated portfolio of activities;

•	optimise the flexibility of its business portfolio, so as to respond to external market factors and position the company to seize opportunities;

•	generate value for its shareholders by maintaining the current progressive remuneration policy.

The following decarbonisation targets confirm and build on previously announced ones:

•	net-zero carbon footprint by 2030 for scope 1 and 2 emissions from upstream activities;

•	net-zero carbon footprint for scope 1 and 2 emissions from the Eni group by 2040.

This evolutionary strategy will be reflected, in the coming months, in a new organizational structure, whilst management’s long-term incentives have already been modified introducing a new ESG objective with a weight of 35%.

Eni, today, publishes on its website the principles that it uses to define its position on climate change themes. Eni also evaluates its participation in business associations in light of their alignment with these principles.

DIVISIONAL BREAKDOWN – LONG-TERM PLAN TO 2050 & ACTION PLAN 2020-2023

UPSTREAM

The principal strategic guidelines in the medium/long-term are to:

•	maintain a resilient portfolio of conventional assets that is characterised by: low breakeven, accelerated time to market and limited exposure beyond the medium term.

•	Enhance portfolio flexibility with a confirmed 3.5% production CAGR to 2025, at which point production will plateau followed by a flexible decreasing trend mainly in oil production. The gas share of production is expected to reach 60% by 2030 and around 85% in 2050.

•	Confirm the previously announced GHG reduction targets.

In line with the medium-long term strategy, the 2020-2023 action plan has the following objectives:

•	An enhanced exploration portfolio that targets the discovery of 2.5 Bln boe contributing to geographical diversification by leveraging:

o	operatorship and high working interest in exploration permits in order to take advantage of the "dual exploration model" to monetize discoveries quickly;

o	exploration focus on near-field and proven basins;

o	selected initiatives on frontier basins;

•	Cash generation growth with a cumulative organic free cash flow in 2020-2023 of over €25 billion. This objective will be achieved with:

o	production growth at an average annual rate of 3.5% in the period 2019-2023 thanks to the contribution of projects already started or that will start up in the four-year plan;

o	further development of initiatives integrated with Gas & Power for enhancing the value of equity gas;

o	stronger project development model based on phasing and design-to-cost in order to reduce the execution risk and financial exposure;

o	efficiency and operational continuity optimization;

•	digital transformation to further improve workplace safety and asset integrity.

RENEWABLES

The main medium/long-term strategic guidelines have the following objectives:

•	progressive expansion of installed global capacity to over 55GW by 2050;

•	expansion to new areas based on where we have an existing or targeted customer base in order to maximize value from an integrated model;

•	further development in areas where Eni already operates;

In line with the medium/long-term strategies, the 2020-23 Action Plan provides for:

•	installed capacity of 3GW by 2023 and 5GW by 2025;

•	investments of €2.6 billion over the plan period.

GAS & POWER

The main medium/long-term strategic guidelines are as follows:

•	expansion of retail activities to a customer base of over 20 million by 2050;

•	business growth in combination with the expansion of renewables and bio-methane;

•	complete transition to bio and renewable products by 2050;

•	enhanced offer to customers with supply of new generation services;

•	Midstream Gas & Power market access role strengthened to include all non-oil commodities;

•	Midstream Gas & Power activities focused on marketing of equity products;

•	Gas power plants integrated with CO2 capture and storage capacity.

In line with the medium-long term strategy, the 2020-2023 Action Plan has the following objectives:

•	expected growth in retail customers to approximately 11 million by 2023, of which over 4 million in power;

•	development of new products and focus on non-commodity services;

•	continuation of restructuring of gas supply portfolio and reduction of logistics costs, through optimization actions and contract renegotiation;

•	growth of LNG portfolio through development of new markets and integration with Upstream to enhance value of equity gas. Portfolio of expected contracted LNG volumes to reach 16 MTPA by 2025.

These actions will generate a cumulative organic free cash flow equal to €2.1 billion in the period 2020-2023.

REFINING & MARKETING

The main medium/long-term strategic guidelines are as follows:

•	expansion of bio-refining capacity to over 5 million tonnes per year, supplied exclusively with 2nd and 3rd generation "palm-oil free" feedstocks, in target areas such as the Far and Middle East, Europe for biojet fuel production and the United States;

•	progressive conversion of traditional Italian refining sites through new plants for production of hydrogen, methanol, biomethane and products from recycling of waste materials;

•	in the long-term, the Ruwais refinery in the United Arab Emirates will be the only traditional refinery in operation, capitalising on its optimal location and operational efficiency;

•	gradual evolution of product mix sold in retail outlets, reaching 100% decarbonised products by 2050;

•	Increase of additional services offer to improve margins and enhance customer loyalty.

In line with the medium-long term strategy, the 2020-2023 Action Plan has the following objectives:

•	consolidation and integration of traditional refining activities with Ruwais refinery reaching full potential including contribution from trading activities;

•	continued diversification through investments in biorefining. Our bioprocessing capacity will be 1 million tonnes by 2023 and palm-oil free;

•	development of circular economy initiatives for the production of hydrogen and methanol from the recycling of waste materials and from castor oil, both new feedstocks for biorefining;

•	European marketing consolidation favouring high-margin segments and further development of non-oil services in retail;

•	increased offer of alternative fuels and development of sustainable mobility.

These actions will make it possible to achieve a cumulative organic free cash flow of € 2.6 billion over the period 2020-2023.

CHEMICALS

The main medium/long-term strategic guidelines are as follows:

•	specialization in the production of high-quality and high-performance polymers;

•	development and integration of chemistry from renewables and chemical and mechanical recycling;

•	transformation via pyrolysis of non-recyclable plastics into polymers with identical characteristics to those produced by hydrocarbons;

•	establishment of integrated platform to maximize synergies with refining in gasification processes involving all types of plasmix.

In line with the medium-long term strategy, the 2020-2023 Action Plan has the following objectives:

•	rebalance the ethylene-polyethylene chain integrated with mechanical and chemical recycling and the recovery of cracking efficiency;

•	gradual shift of polymers portfolio towards products with greater added value and extension of downstream chain towards compounding to reduce margin volatility;

•	development of chemicals from renewables through new processes and products;

•	progressive reduction of GHG emissions, increasing energy efficiency and feedstock flexibility;

•	international growth in synergy with Eni’s other businesses.

These actions will allow for a cumulative organic operating cash flow of €0.4 billion.

CARBON FOOTPRINT

Eni's strategy announced today is critical in driving a reduction in the group's carbon footprint.

Eni has developed a rigorous methodology for the comprehensive measurement of GHG emissions. This method considers scope 1, 2 and 3 emissions, both in absolute and relative terms, related to energy products sold, whether derived from our own or purchased production. This distinctive approach is more comprehensive than current emissions standards and provides an integrated view of emissions.

The results of the industrial strategy lead to a reduction of 80% in absolute emissions by 2050 (well above the 70% threshold indicated by the IEA in their SDS scenario compatible with the targets set by the Paris Agreement) and a reduction of 55% in emissions intensity.

The methodology was reviewed, independently, by experts from Imperial College London (via Imperial Consultants) whilst the results of its application were verified by the independent certification company RINA.

The actions underway will contribute to achieving the following results:

•	progressive reduction of hydrocarbons production, with rising proportion of gas to oil;

•	focus on gas equity marketing combined with projects for the capture and storage of CO2 and the progressive reduction of non-equity gas sales;

•	conversion of European refineries into bioplants, for the production of hydrogen and for the recycling of waste materials;

•	primary and secondary forest conservation projects to offset CO2 emissions exceeding 30 million tons per year by 2050;

•	projects to capture CO2 of over 10 million tons per year by 2050, with a first project under study for the Ravenna hub in Italy, where it will be possible to capture CO2 from neighbouring industrial sites and gas-powered electricity generation;

•	renewables installed capacity exceeding 55 GW by 2050;

•	growth of retail clients to over 20 million by 2050.

Eni also confirms its Upstream net carbon neutrality target for scope 1 and 2 emissions by 2030 and announces a new net carbon neutrality for scope 1 and 2 emissions for the entire Eni group by 2040.

KEY FINANCIAL DATA – ACTION PLAN 2020-2023

The four-year investment plan focuses on high-value, short-payback projects and provides for investments of around €32 billion by 2023. It is characterized by a high level of flexibility with around 60% of investments not yet committed in 2022-23. The upstream investment plan, which represents 74% of the total, is highly diversified in terms of geographical footprint, thanks to the developments in the Middle East, Africa, Norway and Mexico.

Eni's investment programme is high-value and resilient even in a challenging scenario. The current portfolio of upstream projects in execution has a breakeven price of $23 per barrel (vs. $25/bbl in the previous plan) and an overall IRR of approximately 25%. These projects remain competitive even in a low-carbon scenario. Adopting the IEA SDS scenario, which provides for the global application of a high cost for direct CO2 emissions, the overall IRR would be reduced by 0.7 percentage points.

In line with these medium and long-term objectives as well as the company's decarbonisation process, Eni plans investments in renewables, energy efficiency, circular economy and offsetting of flaring of €4 billion, an increase of 30% compared to the previous plan. The weight of these investments on the total 2023 capex is 20%.

Overall, cumulative free cash flow over the plan will be €23 billion.

Assuming a constant scenario (Brent at $60/bbl and gas at the Italian PSV hub at € 150/kcm), Eni expects a strong growth in cash generation for the next four years. In particular, by 2023, operating cash flow will grow by more than €3 billion compared to 2019 thanks to the solid contribution of all its businesses.

Eni also expects an improvement in post-dividend cash neutrality to $45 per barrel in 2023, down by more than $10 a barrel compared to the current level.

Based on the results achieved in 2019 and the actions envisaged over the current plan, Eni confirms its shareholder remuneration policy, and for 2020 provides:

•	a dividend of €0.89 per share, an increase of 3.5%; and

•	a buyback of €400 million.

For further information visit: www.eni.com

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

Rome

February 28, 2020

Eni: full year 2019 and fourth quarter results

Key operating and financial results[1]

IIIQ			IVQ			Full Year
2019			2019	2018	% Ch.	2019	2018	% Ch.
61.94	Brent dated	$/bbl	63.25	67.76	(7)	64.30	71.04	(9)
1.112	Average EUR/USD exchange rate		1.107	1.141	(3)	1.119	1.181	(5)
55.70	Brent dated	€/bbl	57.13	59.37	(4)	57.44	60.15	(5)
131	PSV	€/kcm	158	274	(42)	171	260	(34)
1,888	Hydrocarbon production	kboe/d	1,921	1,872	3	1,871	1,851	1
2,159	Adjusted operating profit (loss) (a)	€ million	1,805	2,992	(40)	8,597	11,240	(24)
2,141	of which: E&P		2,051	2,928	(30)	8,640	10,850	(20)
93	G&P		143	42	240	654	543	20
145	R&M and Chemicals		(186)	143	..	(48)	380	..
776	Adjusted net profit (loss) (a)(b)		546	1,450	(62)	2,876	4,583	(37)
0.22	per share - diluted (€)		0.15	0.40		0.80	1.27
523	Net profit (loss) ⁽ᵇ⁾		(1,891)	399	..	148	4,126	(96)
0.15	per share - diluted (€)		(0.53)	0.12		0.04	1.15
2,602	Net cash before changes in working capital at replacement cost (c)		2,611	3,277	(20)	12,139	12,662	(4)
2,055	Net cash from operations		3,725	4,325	(14)	12,392	13,647	(9)
1,791	Net capital expenditure (d)(e)		2,154	2,424	(11)	7,734	7,939	(3)
12,709	Net borrowings before lease liabilities ex IFRS 16		11,477	8,289	38	11,477	8,289	38
18,517	Net borrowings after lease liabilities ex IFRS 16		17,125	n.a.		17,125	n.a.
51,471	Shareholders' equity including non-controlling interest		47,900	51,073	(6)	47,900	51,073	(6)
0.25	Leverage before lease liabilities ex IFRS 16		0.24	0.16		0.24	0.16
0.36	Leverage after lease liabilities ex IFRS 16		0.36	n.a.		0.36	n.a.

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 20.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges.

(d) Include capital contribution to equity accounted entities.

(e) Net of expenditures relating to reserves acquisition, purchase of minority interests and other non-organic items.

Yesterday, Eni’s Board of Directors approved the Group results for the fourth quarter and the full year 2019 (unaudited) and convened the Annual Shareholders' Meeting. Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“Eni is pleased to have reported excellent results in 2019, despite a tough period characterised by geopolitical tensions and much less favourable commodity prices than in 2018. The results today reflect the successful strategy we have pursued in recent years, which has seen Eni become more resilient and growing business. In the Upstream in particular, we achieved record production of 1.87 million barrels a day with a reserve replacement ratio of 117%.

The results achieved in the Gas & Power and oil Marketing were particularly positive. Refining and Chemicals endured a challenging period, although the results were however mitigated by Eni’s restructuring actions taken in previous years.

Finally, during the year we continued to expand our renewables division, while also expanding our “bio-refineries” business, with production beginning at Gela. These measures underpin our efforts to expand the low carbon profile of our portfolio, in preparation for the strategy which will be pursued in the coming years. In addition to these results, the ongoing diversification of our Upstream growth in Norway and the United Arab Emirates has further bolstered our portfolio, while the purchase of 20% of the refining capacity Ruwais in the Emirates will increase our refining resilience in unfavourable market conditions.

Today Eni is a transformed company. Eni has clear growth options and is financially robust, with operating cash flow generation of €12.1 billion, €1 billion higher than capex, of €7.7 billion and shareholder distribution, including the buy-back, of €3.4 billion.

Based on these results, the Board of Directors today approved the proposed distribution of a dividend of €0.86 per share, of which €0.43 had already been distributed in September.”

1 Results of operations, cash flow and statement of financial position for the third and fourth quarter and the full year of 2019 included the effects of the new accounting standard IFRS 16 – Leases. Since as permitted by the standard the comparative periods have not been restated, to enable the users of this report to make a homogeneous comparison, the effect of IFRS 16 on the results of the third and fourth quarter and the full year of 2019 have been disclosed with reference to the single items of the profit and loss, cash flow and statement of the financial position and as whole in the tables presented on pages 18-19.

Highlights

Exploration & Production

•	Hydrocarbon production at record plateau:

-	FY 2019 average production: 1.87 million boe/d; fourth quarter at 1.92 million boe/d;

-	net of price and portfolio effects, hydrocarbon production grew by 1.7% in both reporting periods. Excluding the termination of the Intisar production contract in Libya from the third quarter of 2018, annual production was up by 5% y-o-y;

-	added 253 kboe/d of production from new fields start-ups and ramp-ups, with the bulk coming from the Zohr field, the reaching of full plateau at certain Libyan projects which started up in 2018 (Wafa compression and Bahr Essalam phase 2), increases in Ghana and Angola and start-ups in Mexico, Norway, Egypt and Algeria. These positives more than offset lower gas offtakes in certain countries due to worldwide gas oversupplies and mature field declines.

•	2019 main start-ups:

-	Area 1 offshore Mexico, early production in just eleven months after the FID;

-	Baltim SW gas project in the Great Nooros Area, in Egypt, in just nineteen months after the FID, and recent near-field oil discoveries in the South West Melehia development area and Sidri South;

-	Trestakk field in Norway, Berkine North oil field in Algeria and Nasr phase 2 in the United Arab Emirates;

-	Agogo oil field in the offshore Block 15/06 in Angola, started up in just nine months after the discovery, leveraging on the synergies with the FPSOs operational in the area.

•	Portfolio:

-	Vår Energi, the joint venture between Eni (70%) and HitecVision (30%), finalized the acquisition of ExxonMobil’s upstream assets in Norway, with annual production of 150 kboe/d, for a total consideration of $4.5 billion fully financed by the JV. This strategic deal will make Eni and Vår Energi the second biggest upstream player in Norway and boost the production target to over 350 kboe/d by 2023 thanks to the development of the JV portfolio of projects;

-	divested to Qatar Petroleum Eni’s interests in exploration permits in Morocco, Mozambique and Kenya, the latter awaiting ratification;

-	divested to Neptune a 20% interest in the East Sepinggan block, offshore East Kalimantan in Indonesia, which includes the Merakes field and the East Merakes discovery. Eni will retain a 65% interest and the operatorship;

-	made final investment decisions at five projects: the expansion project of the Bonny liquefaction plant owned by Nigeria LNG to reach more than 30 Mtpa of capacity by 2024, Berkine North phase 2 in Algeria, Dalma Hub in the UAE, Agogo in Angola and Balder X in Norway.

•	Proved hydrocarbon reserves at year end: 7.3 billion boe, with a life index of 10.6 years;

-	all sources replacement ratio: 117%;

-	organic replacement ratio: 92% (100% net of price effect) or 98% on a three-year average.

Exploration

•	Main successes:

-	in the year approximately 820 mmboe of equity exploration resources were discovered, with an average discovery cost of 1.5 $/boe;

-	achieved excellent results in Block 15/06 (Eni operator with a 36.8% interest) offshore Angola, with three discoveries (Agogo, Ndungu and Agidigbo), which including the discoveries of the end of 2018 (Kalimba and Afoxè) have increased the block’s additional mineral potential to 2 billion barrels of oil in place;

-	made significant near-field discoveries in Egypt (three) and Nigeria (one), which were promptly linked to existing production facilities with a fast time-to-market;

-	promising results in gas/NGLs plays in the Ken Bau prospect (Eni operator with a 50% interest) in Vietnam and in the CTP-Block 4 (Eni operator with a 42.47% interest) in Ghana;

-	three discoveries made by the JV Vår Energi in the Norwegian North Sea;

-	first gas and NGLs discovery in the Sharjah Emirate (UAE), in the prospect Mahani-1, in just one year after the signing of concession agreements.

•	Reloading Eni’s mineral interest portfolio: in 2019, acquired new exploration acreage covering 36,000 square kilometers in Algeria, Bahrain, Cyprus, Egypt, Ivory Coast, Kazakhstan, Mexico, Mozambique, Norway, the UAE, as well as Albania and Angola, these latter waiting to be ratified.

•	Adjusted operating profit Exploration & Production: €2.1 billion, down by 30% q-o-q; €8.6 billion in the full year, down by 20%. Excluding the impact of the loss of control over Eni Norge which occurred at the end of 2018 to allow a-like-for-like comparison, and net of scenario effects, IFRS 16 accounting and the impact of lower interest rates on the present value of the ARC (asset retirement cost) resulting in higher DD&A, the adjusted operating profit was up by 10% q-o-q (up by 7% in the full year), mainly due to production growth. Higher volumes and new, more profitable barrels partially offset an unfavourable scenario mainly related to lower gas prices, particularly affecting European gas sales, for a negative impact of €0.8 billion in the quarter and €2.2 billion in 2019.

Gas & Power

•	Retail business:

-	increased the customer base by approximately 230,000 delivery points, to 9.42 million at 2019 year-end due to growth in the power business and outside Italy;

-	closed the acquisition of a 70% interest in the Evolvere company. With this deal Eni becomes the leader in the market of distributed generation from renewables in Italy.

•	Wholesale gas business: progressed the portfolio renegotiation following the renewal of the agreements with Sonatrach to import the Algerian gas to Italy till 2027 and the extension of transport contract relating to the onshore and offshore Tunisian pipeline.

•	LNG business: signed long-term supply agreements with Nigeria LNG for 2.6 million tons/year of LNG from 2021.

•	Adjusted operating profit G&P: €143 million in the fourth quarter 2019, more than a threefold increase q-o-q. The performance was driven by optimizations of gas and power assets portfolio in Europe which captured the high market volatility and by growth in the retail business. Adjusted operating profit for the full year was €654 million.

Refining & Marketing and Chemicals

•	Closed the acquisition of a 20% interest in ADNOC Refining in Abu Dhabi, for a consideration of $3.24 billion. The transaction is part of Eni’s strategy aimed at achieving better geographical diversification of the portfolio and at rebalancing along the hydrocarbons value chain, with an increase of 35% interest of its refining capacity.

•	In August 2019, the Gela biorefinery started up and is ramping up toward the target processing capacity of 750,000 tonnes per year.

•	Bio throughputs increased by 23% in 2019.

•	Versalis has upgraded its green chemicals and circular economy businesses by launching a new line of polyethylene and polystyrene developed from recycle of wasted plastics. Progress is also being made towards the start-up of production of bio-ethanol from bio-mass on an industrial scale.

•	Adjusted operating result R&M business: operating loss of €62 million in the fourth quarter of 2019 (operating profit of €220 million in the full year of 2019) due to an unfavourable refining scenario, partially offset by the steady performance of the marketing activity. Eni’s share of ADNOC Refinery result amounted to €23 million since the acquisition date.

•	Breakeven refining margin: 5.8 $/barrel in 2019, 3.5 $/barrel at the budget scenario, due to narrowing price differentials between heavy crudes and the Brent market benchmark and to lower product spreads, in particular lubricants and gasolines.

•	Adjusted result of the Chemicals business: operating loss of €124 million in the fourth quarter in a persistently difficult environment. In the full year of 2019 the operating loss was €268 million, negatively affected by the scenario, the incident at the Priolo steam-cracker occurred in January and by other unplanned shutdowns.

Energy Solutions, decarbonization and circular economy

•	Upstream GHG emission intensity: 19.6 tCO2 eq/kboe, representing a cumulative 27% decrease from the 2014 baseline.

•	Energy Solutions: at the end of 2019, total installed capacity from renewables amounts to 167 MW, of which 82 MW in Italy and around 86 MW abroad. By February 2020, the construction of Badamsha in Kazakhstan and Volpiano in Italy had been finalized, taking total capacity to over 190 MW. Including the Falck Renewables plants in the United States, for which a negotiation is underway, total installed capacity is around 250 MW.

•	Agreement with Falck Renewables for the joint development of renewable energy projects in the United States to develop at least 1 GW of installed capacity by the end of 2023.

•	Following two competitive bids, rights for the construction of a 50 MW photovoltaic plant in the Southern Kazakhstan and permits to build a 48 MW wind farm in Badamsha, were awarded to the subsidiary ArmWind LLP in Kazakhstan.

•	Began working on “forestry” projects focused on conservation: Eni became an active member alongside BioCarbon Partners for the governance of the REDD+ Luangwa Community Forests Project in Zambia, with a commitment to purchase carbon credits for the next 20 years, until 2038.

•	Signed a number of agreements with public and private partners intended to develop circular economy projects, targeting the recycle and reuse of organic and inorganic waste for the production of energy feedstock, as well as, to test innovative systems for the production of renewable energy.

•	Signed a Memorandum of Understanding (MoU) in Angola for the development of social and sustainable projects to improve the living standards of a community of at least 180,000 people contributing to the Sustainable Development Goals (SDGs) of the United Nations, including the construction of a 50 MW photovoltaic plant.

Group results

•	Adjusted operating profit: €1.80 billion in the fourth quarter, down by 40% q-o-q (€8.60 billion in the full year, down by 24%). Excluding the impact of the loss of control over Eni Norge occurred at the end of 2018 to allow a-like-for-like comparison, and net of scenario effects, a lower time value of the money and IFRS 16 accounting, the Group adjusted operating profit increased by 9% q-o-q (a 5% increase y-o-y).

•	Adjusted net profit: €0.55 billion for the quarter, down by 62% q-o-q (down by 61% excluding IFRS 16 accounting effects); €2.88 billion in the full year, down by 37% (down by 35% excluding IFRS 16 accounting effects).

•	Net result: net loss of €1.89 billion in the quarter; net profit of €0.15 billion in the year.

•	Cash flow before working capital at replacement cost[2]: €2.6 billion (down by 20%) in the fourth quarter and €12.1 billion in the full year, a slight reduction of 4% y-o-y notwithstanding the remarkable deterioration of the scenario (before IFRS 16 accounting effects, €2.4 billion in the quarter and €11.4 billion in the full year). Cash flow was a surplus of €1 billion, after funding net capex of €7.73 billion and returns to shareholders of €3.4 billion including the dividends and the share buy-back.

2 See table on page 15.

•	Cash flow provided by operating activities: €3.73 billion in the fourth quarter (down by 14%); €12.39 billion in the year (down by 9%), which was negatively affected by an extraordinary payment to settle an arbitration outcome (approximately €330 million).

•	Capital expenditure and investment, net: €7.73 billion in the year, net of the acquisition of a 20% interest in ADNOC Refining and of expenditures to purchase hydrocarbons reserves for an overall ammount of €3.3 billion (IFRS 16 effects were immaterial).

•	Net borrowings: €11.5 billion before the effect of IFRS 16, up by 38% from 2018 year-end mainly due to the acquisition of a 20% interest in ADNOC Refining (€2.9 billion). Including IFRS 16, net borrowings was €17.13 billion, of which around €2 billion pertains to the share of lease liabilities attributable to joint operators in Eni-led upstream project.

•	Leverage: 0.24 before the effect of IFRS 16, higher than the ratio at December 31, 2018 (0.16). Including IFRS 16, leverage was 0.36, or 0.32 excluding the share of lease liabilities attributable to E&P joint operators.

•	Buy-back: at the end of 2019 completed the buy-back program for a total consideration of €400 million (28.6 million of shares have been repurchased).

•	2019 dividend proposal[3]: €0.86 per share, of which €0.43 already paid as interim dividend.

•	Cash neutrality: funded net capex for the FY and the dividend with the operating cash flow at the Brent scenario of 59 $/bbl, 64 $/bbl when excluding IFRS 16 effects. Assuming the budget scenario, the cash neutrality came at 50 $/bbl (55 $/bbl when excluding IFRS 16 effects).

Outlook 2020

The Group financial outlook, its business prospects and the key industrial and profitability targets in the short, medium and long term will be disclosed during the Strategy Presentation which will be held later today. A press release has been issued today and disseminated through the Company’s website (eni.com) and other public means as required by applicable listing standards.

3 The Board of Directors intends to submit a proposal for distributing a dividend of €0.86 per share (€0.83 in 2018) at the Annual Shareholders’ Meeting convened for May 13, 2020. Included in this annual payment is €0.43 per share paid as interim dividend in September 2019. The balance of €0.43 per share is payable to shareholders on May 20, 2020, the ex-dividend date being May 18, 2020.

Business segments operating results

Exploration & Production

Production, reserves and prices

IIIQ			IVQ			Full Year
2019			2019	2018	% Ch.	2019	2018	% Ch.
	Production
893	Liquids	kbbl/d	926	897	3.2	893	887	0.7
5,379	Natural gas	mmcf/d	5,379	5,321	0.7	5,287	5,261	0.7
1,888	Hydrocarbons (a)(b)	kboe/d	1,921	1,872	2.6	1,871	1,851	1.1
	Average realizations
56.90	Liquids	$/bbl	59.06	61.22	(4)	59.26	65.47	(9)
4.49	Natural gas	$/kcf	4.79	6.11	(22)	4.94	5.20	(5)
40.99	Hydrocarbons	$/boe	43.44	48.05	(10)	43.54	47.48	(8)

(a) Cumulative daily production for the fourth quarter and the full year 2019 includes approximately 4 kboe/d and 10 kboe/d respectively of volumes (mainly gas) as part of a long-term supply agreement to a state-owned national oil company, whereby the buyer has paid the price without lifting the underlying volume due to the take-or-pay clause. Management has estimated to be highly probable that the buyer will not redeem its contractual right to lift the pre-paid volumes within the contractual terms. The price collected on such volumes was recognized as revenue in the financial statements in accordance to IFRS 15 because the Company has satisfied its performance obligation under the contract.

(b) Effective January 1, 2019, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,408 cubic feet of gas (it was 1 barrel of oil = 5,458 cubic feet of gas). The effect on production has been 9 kboe/d in the fourth quarter and the full year 2019. Data of the previous 2019 quarters have been restated accordingly. For further information see page 18.

•	In the fourth quarter of 2019, oil and natural gas production averaged 1,921 kboe/d (1.871 kboe/d in the full year of 2019). Net of portfolio and price effects, production grew by 1.7% over the two reporting periods. The comparison of the full year period was affected by the termination of the Intisar production contract in Libya from the third quarter of 2018; net of this, production grew approximately 5%. Eni’s production performance was driven by the ramp-up of the Zohr field and of other fields started in 2018, mainly in Libya, Ghana and Angola, and by the 2019 new project start-ups in Mexico, Norway, Egypt and Algeria (with an overall contribution of approximately 250 kboe/d). Other production increases were reported in Nigeria, as well as Kazakhstan and the United Arab Emirates in the full year. These positives were partly offset by lower gas production in Indonesia due to a scale-down in activity reflecting a significant slowdown in gas demand in Asia, in Venezuela due to the current situation in the Country, as well as mature fields decline, mainly in Italy and Angola.

•	Liquids production (926 kbbl/d) increased by 29 kbbl/d or 3.2% from the fourth quarter of 2018 (893 kbbl/d in the full year of 2019). Start-ups and ramp-ups of the period, mainly in Mexico, Libya and Ghana, and production growth in the United Arab Emirates and Nigeria were partly offset by facility shutdowns, mainly in Congo, lower production in Venezuela and mature fields decline.

•	Natural gas production amounted to 5,379 mmcf/d in the quarter (5,287 mmcf/d in the full year of 2019), increased by 1% in the two reporting periods. Ramp-ups of the period, mainly in Egypt and Ghana, and the growth in Nigeria were partly offset by lower production in Indonesia and Venezuela as well as by mature fields decline.

Proved oil & gas reserves

(mmboe)
Net proved reserves at December 31, 2018		7,153
Extensions, discoveries, revisions of previous estimates and improved recovery		628
of which: Price effect		(58)
Portfolio		170
Production		(683)

Net proved reserves at December 31, 2019		7,268
Reserves replacement ratio, all sources	(%)	117
Reserves replacement ratio, organic		92
Organic reserves replacement ratio, net of price effect		100

•	In 2019, net additions of proved reserves were 628 million boe and related to new discoveries, extensions, improved recovery and revisions of previous estimates. Purchase of minerals-in-place mainly related to the purchase of Vår Energi oil&gas properties in Norway, partly offset by the divestment of properties in Indonesia and Ecuador. These additions drove an all-sources reserve replacement ratio of 117%, while considering only organic additions the ratio was 92%. The decline in the reference price for reserves estimation at year-end led to the de-booking of 58 million boe of reserve. Net of this effect, the reserve replacement ratio was 100%.

•	The reserve life index was 10.6 years as of December 31, 2019 (10.6 in 2018).

•	More information about the Company’s reserves activity for the year will be disclosed in our 2019 Annual Report on Form 20-F due to be filed by the end of March.

Results

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
2,162	Operating profit (loss)	830	2,426	(66)	7,417	10,214	(27)
(21)	Exclusion of special items	1,221	502		1,223	636
2,141	Adjusted operating profit (loss)	2,051	2,928	(30)	8,640	10,850	(20)
(119)	Net finance (expense) income	(40)	63		(362)	(366)
50	Net income (expense) from investments	114	88		312	285
(1,267)	Income taxes	(1,297)	(1,521)		(5,154)	(5,814)
61.1	tax rate (%)	61.0	49.4		60.0	54.0
805	Adjusted net profit (loss)	828	1,558	(47)	3,436	4,955	(31)
	Results also include:
69	Exploration expenses:	114	119	(4)	489	380	29
66	- prospecting, geological and geophysical expenses	63	101		275	287
3	- write-off of unsuccessful wells	51	18		214	93
1,559	Capital expenditure	1,775	2,265	(22)	6,996	7,901	(11)

•	In the fourth quarter of 2019, the Exploration & Production segment reported an adjusted operating profit of €2,051 million, down by 30% q-o-q (€8,640 million in the full year, down by 20%). When reviewing the segment’s underlying performance, management identified the following trends: (i) the prior year contribution from the former subsidiary Eni Norge which was de-recognized at the end of 2018;(ii) the IFRS 16 accounting effects which were recorded without restating the comparative periods; (iii) the negative impact of the trading environment (€0.77 billion in the quarter and €2.23 billion in the full year) which was mainly driven by lower prices of equity gas as well as lower reselling margins of Libyan gas volumes due a partner, which were marketed in Europe. The above-mentioned lower margin is excluded from the calculation of Eni’s average realized gas prices disclosed in the table on page 6, because the realized prices are calculated only with reference to equity production, and (iv) the impact of a flattening yield curve which increased the present value of the assets retirement costs resulting in higher amortization charges through profit estimated in €200 million. Excluding the above mentioned trends, the adjusted operating profit increased by 10% in the fourth quarter (up by 7% y-o-y) and was driven by a better volume/mix performance reflecting a higher contribution of barrels with higher-than-average profitability, partly offset by bigger write-off expenses related to unsuccessful exploration wells. Operating profit included the result relating to certain hydrocarbon volumes, comprised in the production for the period, whereby the price was paid by the buyer without lifting the underlying volume due to the take-or-pay clause in a long-term supply agreement. Management has ascertained that it is highly likely that the buyer will not redeem its contractual right to lift the pre-paid volumes in future reporting periods within the contractual terms.

•	Adjusted net profit of €828 million decreased by 47% in the fourth quarter (€3,436 million, down by 31% y-o-y) due to decreased operating profit. Gains from equity-accounted entities included the share of the result of the joint venture Vår Energi (€84 million in the fourth quarter and €122 million in the full year) and the dividends of Nigeria LNG (€80 million in the fourth quarter and €186 million in the full year), partly offset by losses from joint ventures in Venezuela. The increase of the adjusted tax rate of 12 percentage points and 6 percentage points in the two reporting periods was due to a higher share of taxable profit reported in Countries with higher taxation and lower reselling margins of Libyan gas volumes due a partner. Cash tax rate amounted to 30%.

For the disclosure on business segment special charges, see page 11.

Gas & Power

Sales

IIIQ			IVQ			Full Year
2019			2019	2018	% Ch.	2019	2018	% Ch.
131	PSV	€/kcm	158	274	(42)	171	260	(34)
108	TTF		133	261	(49)	142	243	(42)
	Natural gas sales	bcm
8.72	Italy		8.67	8.85	(2)	37.85	39.03	(3)
6.20	Rest of Europe		6.90	7.90	(13)	27.07	29.42	(8)
1.11	of which: Importers in Italy		1.14	1.04	10	4.37	3.42	28
5.09	European markets		5.76	6.86	(16)	22.70	26.00	(13)
1.93	Rest of World		1.52	1.97	(23)	8.15	8.26	(1)
16.85	Worldwide gas sales		17.09	18.72	(9)	73.07	76.71	(5)
2.50	of which: LNG sales		2.70	2.40	13	10.10	10.30	(2)
10.18	Power sales	TWh	9.92	9.90	0	39.49	37.07	7

•	In the fourth quarter of 2019, natural gas sales were 17.09 bcm, down by 9% from the fourth quarter of 2018. Sales in Italy were down by 2% to 8.67 bcm in the quarter mainly due to lower sales to the industrial and residential segments, partly offset by higher spot sales. Sales in the European markets amounted to 5.76 bcm, a decrease of 16% from the comparative period as result of portfolio rationalization initiatives and lower volumes marketed in Turkey, Spain and France.

In the full year 2019, natural gas sales were 73.07 bcm, down by 3.64 bcm or 5% from 2018. Sales in Italy decreased by 3% to 37.85 bcm, mainly due to lower volumes to the wholesalers and residential segment and lower spot sales, partly offset by higher sales to the thermoelectric segment. Sales in European markets (22.70 bcm) decreased by 13% due to reduced volumes in all countries where present, except for Germany, Austria and Greece.

•	Power sales were 9.92 TWh in the fourth quarter of 2019 in line with the comparative period, on a yearly basis were 39.49 TWh up by 7%, due to higher sales to the free market.

Results

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
(24)	Operating profit (loss)	270	53	..	699	629	11
117	Exclusion of special items	(127)	(11)		(45)	(86)
93	Adjusted operating profit (loss)	143	42	240	654	543	20
96	- Gas & LNG Marketing and Power	27	(48)	156	376	342	10
(3)	- Eni gas e luce	116	90	29	278	201	38
(14)	Net finance (expense) income	2	1		(23)	(4)
(18)	Net income (expense) from investments	6	7		(11)	9
(15)	Income taxes	(57)	(42)		(194)	(238)
24.6	tax rate (%)	37.7	84.0		31.3	43.4
46	Adjusted net profit (loss)	94	8	..	426	310	37
50	Capital expenditure	81	74	9	230	215	7

•	In the fourth quarter of 2019, the Gas & Power segment reported an adjusted operating profit of €143 million (€654 million in the full year; up by 20%), a threefold increase from the fourth quarter 2018. The wholesale business performance in both reporting periods was boosted by optimizations at the gas and power assets portfolio in Europe which enabled the business the upsides associated with a highly-volatile environment. In the full year, these positives were partly offset by the weaker LNG business result due to a worsening environment in Asia which affected margins and volumes. The retail business reported a remarkable improvement in performance, leading to a 29% and 38% increase in operating profit q-o-q and y-o-y, respectively, driven by more effective commercial initiatives, higher extra-commodity revenues, and lower expenses.

•	Adjusted net profit amounted to €94 million in the fourth quarter of 2019, an improvement on the fourth quarter of 2018 adjusted net profit (€8 million). In the full year of 2019, adjusted net profit amounted to €426 million, up by 37% y-o-y.

For the disclosure on business segment special charges, see page 11.

Refining & Marketing and Chemicals

Production and sales

IIIQ			IVQ			Full Year
2019			2019	2018	% Ch.	2019	2018	% Ch.
6.0	Standard Eni Refining Margin (SERM)	$/bbl	4.2	3.4	24	4.3	3.7	16
5.65	Throughputs in Italy	mmtonnes	4.86	5.10	(5)	20.70	20.68	0
0.61	Throughputs in the rest of Europe		0.64	0.45	42	2.04	2.55	(20)
6.26	Total throughputs		5.50	5.55	(1)	22.74	23.23	(2)
94	Average refineries utilization rate	%	85	89		88	91
85	Bio throughputs	ktonnes	126	87	45	311	253	23
	Marketing
2.19	Retail sales in Europe	mmtonnes	2.02	2.09	(3)	8.25	8.39	(2)
1.53	Retail sales in Italy		1.42	1.48	(4)	5.81	5.91	(2)
0.66	Retail sales in the rest of Europe		0.60	0.61	(2)	2.44	2.48	(2)
23.7	Retail market share in Italy	%	23.4	23.9		23.7	24.0
2.83	Wholesale sales in Europe	mmtonnes	2.65	2.60	2	10.31	10.36	(0)
2.07	Wholesale sales in Italy		1.93	1.99	(3)	7.68	7.54	2
0.76	Wholesale sales in the rest of Europe		0.72	0.61	18	2.63	2.82	(7)
	Chemicals
1.09	Sales of petrochemical products	mmtonnes	1.03	1.19	(13)	4.29	4.94	(13)
68	Average plant utilization rate	%	68	73		67	76

•	In the fourth quarter of 2019, Eni’s Standard Refining Margin – SERM – was 4.2 $/barrel, up by 24% compared to the fourth quarter of 2018 (4.3 $/barrel in the full year of 2019, up by 16%). Notwithstanding this trend, the quarter and full year were negatively affected by the appreciation of crudes against the Brent and a less favourable products scenario.

•	Eni refining throughputs on own account of the fourth quarter of 2019 were 5.50 mmtonnes, substantially unchanged q-o-q. The higher number of maintenance standstills and an upset at the Milazzo refinery, as well as the lower volumes processed at the Livorno refinery due to an unfavorable trading environment, were almost completely offset by higher throughputs at the Bayernoil refinery, following the re-entry into operations of the topping unit at the Vohburg plant and at the Taranto refinery. In the full year of 2019, throughputs amounted to 22.74 mmtonnes, a slight decrease (down by 2%) y-o-y following the aforementioned drivers as well as lower throughputs at the Milazzo refinery due to adverse weather conditions, at the Bayernoil refinery, due to unavailability of the Vohburg facility in previous quarters and at the PCK refinery, driven by the reduced availability of Ural crude oil due to the Druzhba pipeline contamination.

•	Bio throughputs increased by 45% q-o-q (up by 23% y-o-y), driven by the start-up of the Gela biorefinery in August, where full production ramp-up is underway, while the Venice biorefinery has been hit by unplanned downtime.

•	Retail sales in Italy were 1.42 mmtonnes, down by 4% q-o-q (5.81 mmtonnes, down by 2% y-o-y) due to lower sales of gasoil and gasoline, mainly in the highway stations. Retail sales in the premium segment increased considerably. In the fourth quarter of 2019, Eni’s retail market share was 23.4%, lower q-o-q (23.9%) in a decreasing consumption environment.

•	Wholesale sales in Italy were 1.93 mmtonnes, down by 3% q-o-q mainly due to lower sales of gasoil and jet fuel. In the full year of 2019, wholesale sales amounted to 7.68 mmtonnes, up by 2% y-o-y due to higher volumes of gasoil, bitumen and gasoline, partly offset by lower sales of jetfuel, bunker and LPG.

•	Retail and wholesale sales in the rest of Europe of 1.32 mmtonnes increased by 8% q-o-q mainly as a result of the higher volumes marketed in Germany due to the restart of the Bayernoil plant and in Spain. In the full year of 2019 sales decreased by 4% mainly due to the product unavailability in Germany.

•	Sales of petrochemical products of 1.03 mmtonnes decreased by 13% q-o-q. The reduction impacted all the business segments, with the largest losses occurring in the intermediate and polyethylene commodities due to weaker demand in the main final end-markets, particularly the automotive sector, and lower consumption of single-use plastics as a consequence of regulatory restrictions and growing awareness about environmental issues among consumers. The 13% decline in the full year was affected by unfavorable market trends, the incident occurred at the Priolo hub at the beginning of the year which reduced products volumes with a subsequent ramp-up to full operation achieved by the end of July and to other unscheduled standstills, particularly at Porto Marghera and Dunkerque crackers which impacted the entire supply chain.

•	A depressed chemical trading environment featured negative polyethylene margins and a steep reduction in styrenics and elastomers spreads, down by 17% and 13% y-o-y, respectively, due to an ongoing sector downturn and increased competition from producers with more efficient cost structures (ethane-based crackers).

Results

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
(68)	Operating profit (loss)	(1,012)	(946)	(7)	(854)	(380)	..
129	Exclusion of inventory holding (gains) losses	(3)	747		(318)	234
84	Exclusion of special items	829	342		1,124	526
145	Adjusted operating profit (loss)	(186)	143	..	(48)	380	..
215	- Refining & Marketing	(62)	171	..	220	390	(44)
(70)	- Chemicals	(124)	(28)	..	(268)	(10)	..
(4)	Net finance (expense) income	(7)	2		(11)	11
2	Net income (expense) from investments	28	(6)		37	(2)
(56)	Income taxes	36	(44)		(53)	(151)
39.2	tax rate (%)	..	31.7		..	38.8
87	Adjusted net profit (loss)	(129)	95	..	(75)	238	..
231	Capital expenditure	285	372	(23)	933	877	6

•	In the fourth quarter of 2019, the Refining & Marketing business reported an adjusted operating loss of €62 million, compared to a profit of €171 million in the fourth quarter of 2018 (€220 million of adjusted operating profit in the full year of 2019, down by 44% y-o-y). The results were negatively affected by a deteriorated refining scenario driven by narrowed price differentials between heavy crudes and the Brent market benchmark, as well as by lower products margins, particularly lubricants. Higher unplanned downtime and shutdowns at refineries also impacted the performance. The decline in the refining results was partly offset by a strong marketing performance.

•	Eni’s Chemical business reported adjusted operating losses of €124 million and €268 million in the fourth quarter and in the full year of 2019, respectively. These results were negatively affected by a depressed trading environment due to a slowdown in demand from the main end-markets, particularly the automotive sector, and by weaker demand of single-use plastics. Furthermore, in a shrinking global market, the downward margins trend was exacerbated by rising competitive pressure from producers with lower feedstock costs (e.g., US producers using ethane-based crackers). These drivers determined unprofitable spreads between product prices and feedstock costs mainly for polyethylene and a profitability decline at styrenics and elastomers. The operating performance was also negatively affected by the incident that occurred at the Priolo hub, which was fully operational by the end of July, and by other unplanned shutdowns.

•	Adjusted net loss was €129 million in the fourth quarter of 2019 (€75 million in the full year of 2019).

For the disclosure on business segment special charges, see page 11.

Group results

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
16,686	Net sales from operations	16,215	20,056	(19)	69,881	75,822	(8)
1,861	Operating profit (loss)	(178)	1,496	..	6,432	9,983	(36)
109	Exclusion of inventory holding (gains) losses	14	603		(223)	96
189	Exclusion of special items (a)	1,969	893		2,388	1,161
2,159	Adjusted operating profit (loss)	1,805	2,992	(40)	8,597	11,240	(24)
	Breakdown by segment:
2,141	Exploration & Production	2,051	2,928	(30)	8,640	10,850	(20)
93	Gas & Power	143	42	240	654	543	20
145	Refining & Marketing and Chemicals	(186)	143	..	(48)	380	..
(149)	Corporate and other activities	(211)	(173)	(22)	(624)	(606)	(3)
(71)	Impact of unrealized intragroup profit elimination and other consolidation adjustments (ᵇ)	8	52		(25)	73

523	Net profit (loss) attributable to Eni's shareholders	(1,891)	399	..	148	4,126	(96)
77	Exclusion of inventory holding (gains) losses	10	428		(157)	69
176	Exclusion of special items (a)	2,427	623		2,885	388
776	Adjusted net profit (loss) attributable to Eni's shareholders	546	1,450	(62)	2,876	4,583	(37)

(a) For further information see table "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the fourth quarter 2019 the Group’s adjusted operating profit was €1,805 million, down by 40% q-o-q, mainly driven by a negative trading environment and the loss of control of Eni Norge following the Vår Energi deal which occurred at the end of 2018. Excluding on a-like-for-like comparison the effect of the deal and net of the impacts of the scenario (down by €1 billion) and of the lower time value of money and IFRS 16 accounting, the adjusted operating profit increased by 9% q-o-q. This reflected production growth and the robust performance of the G&P segment, mainly in the retail business.

•	In the full year of 2019, adjusted operating profit of €8,597 million decreased by 24%. Excluding the impact of the loss of control over Eni Norge which occurred at the end of 2018 to allow a-like-for-like comparison, and net of scenario effects (down by €2.5 billion), accounting for a lower time value of the money and IFRS 16, the adjusted operating profit increased by 5% leveraging production growth in the E&P segment and steady G&P results.

•	In the fourth quarter 2019, adjusted net profit of €546 million decreased by 62% q-o-q due to the weaker operating performance and a negative impact from an increased tax rate. In the full year of 2019, adjusted net profit was €2,876 million, a decrease of 37%.

The adjusted tax rate was 69% in the fourth quarter (64% in the full year), increasing by approximately 19 percentage points q-o-q (up by approximately 8 percentage points in the year) due to a higher share of taxable income reported by the Exploration & Production segment in Countries subject to higher-than-average tax rates and lower reselling margins of Libyan gas volumes due a partner, while taxable losses were incurred in jurisdictions with a lower-than-average statutory tax rate.

Special items

The breakdown of special items of operating profit by segment (net charges of €1,969 million in the fourth quarter; €2,388 million in the full year) is the following:

•	E&P: net charges of €1,221 million in the quarter (net charges of €1,223 million in the full year) included impairments of oil and gas properties due to downward reserves revisions and lower expected production rates, and of certain assets to align the book value to fair value (for an overall amount of €1,217 million in the full year), net gains on the divestment of certain oil&gas properties, mainly the sale of a 20% interest in the Merakes discoveries to Neptune (€145 million in the year), cost reimbursement following the divestment of an interest in the Nour field (€18 million in the full year) and other gains, partly offset by risk provisions;

•	G&P: net gains of €127 million in the fourth quarter (net gains of €45 million in the full year) included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be eligible for the own use exemption (a gain of €190 million and €423 million in the fourth quarter and the full year, respectively), the difference between the change in gas inventories accounted under the weighted-average cost method provided by IFRS and management’s own measure of inventories. This moves the margins captured on volumes in inventories forward at the time of inventory drawdown above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (a gain of €40 million in the quarter; a charge of €145 million in the full year). It also leverage the reclassification to adjusted operating profit of the negative balance of €33 million (a gain of €92 million in the full year) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements, and exchange translation differences of commercial payables and receivables;

•	R&M and Chemicals: net charges of €829 million in the fourth quarter (net charges of €1,124 million in the year) included impairment losses recorded at the Sannazzaro refinery, reflecting a revised margin outlook both at high and low-complexity cycles, upward revisions for the forecast emission allowances expenses and cost overruns, as well as the write-down of capital expenditure relating to certain Cash Generating Units in the R&M business. These units were impaired in previous reporting periods and continued to lack any profitability prospects (for an overall impact of €819 million in the full year); the impairment of Chemical assets due to a lowered profitability outlook (€103 million in the full year), environmental provisions (€124 million and €244 million in two reporting periods), partly offset by insurance compensation (€88 million) relating to the EST plant at the Sannazzaro refinery.

Reported results

In the full year of 2019, the Group reported net profit attributable to Eni’s shareholders of €148 million (€4,126 million in the full year 2018). The reported operating profit was €6,432 million, 36% lower than in 2018, down by €3.6 billion, of which approximately 80% related to the E&P segment. The 2019 results were negatively affected by a challenging operating and trading environment reflecting a slowdown in the global macroeconomic cycle, a deceleration in international trade triggered by the "trade dispute" between the USA and China, as well as by adverse geopolitical developments which fueled uncertainty among market participants and directly affected Eni's performance in certain areas. All of these factors have curbed demand for energy commodities and global consumption of fuels and plastics, increasing the negative impacts oil and gas overproduction in the upstream results, while rising competition from producers with more efficient cost structures and overcapacity pressured margins in our downstream businesses of refining and chemicals. Against this backdrop, Eni reported a decline in oil and gas realizations as well as in margins in all of its business segments, negatively affecting EBIT for an estimated €2.5 billion, mainly driven by lower upstream gas prices in all geographies with the worst declines recorded by the European benchmark gas spot price “Italian PSV” which was down by 34% and by LNG margins. Performance was also negatively affected by a number of incidents at plants (like the event occurred at the Priolo cracker in January) and unplanned standstills or outages (Goliat in Norway, the Bayernoil refinery, the Porto Marghera and the Dunkerque crackers). These negative effects were partly offset by higher hydrocarbon production which achieved a new record plateau at 1.87 million boe/d, efficiency and optimization measure and solid results reported by the retail businesses (gas & power as well as the marketing of fuels – retail and wholesale), notwithstanding the fact that these segments are not shielded by entry barriers, leveraging on effective marketing actions and continuing product/service innovation. Furthermore, the operating profit was negatively affected by the incurrence of approximately €2.2 billion losses mainly relating to oil and gas and refining asset impairments predominately due to the revision of the refining margin scenario and lower production rates.

The full year net profit was negatively affected by the lower operating performance, as well as by lower net income from investments (down by €902 million) due to the circumstance that the 2018 financial statements accounted for the gains on the Vår Energi transaction (€889 million) and a write-up of €262 million made at the Angola LNG equity-accounted entity. The net result was also negatively affected by the lowering reported tax rate reflecting a higher share of taxable incomes reported by the Exploration & Production segment in Countries subject to higher-than-average tax rates, lower reselling margin on volumes of Libyan gas to a partner, while taxable losses were incurred in jurisdictions with a lower-than-average statutory tax rate. The Group tax rate was also impacted by the write-off of Italian deferred tax assets of approximately €0.9 billion due to projections of lower future taxable profit at Italian subsidiaries.

The adoption of IFRS 16 determined a €204 million improvement in the reported operating profit due to fees for the rental of assets no longer being recognized as an expense, partly offset by the recognition of the amortization of the right-of-use assets, equal to the present value of the expected future lease payments. Instead, the IFRS 16 impact on net profit was a negative €128 million because the improved operating profit was more than offset by interest charges accrued on the lease liabilities. This was due to the fact that amortization charges of the ROU asset are calculated based on the straight-line method, whereas interest expense on the lease liability accrues proportionally to the amount of the financial liability.

Eni SpA

Eni Spa, the parent company of Eni Group, reported a net profit of €2,978 million in the full year, down by €195 million y-o-y. The reduction in the operating profit of €1,844 million and the increase of €387 million in income taxes reflecting higher impairments of deferred taxes due to the outlook on their recoverability, were substantially offset by higher net gains on investment (€1,988 million) relating to higher dividends from certain subsidiaries.

The declining operating performance is mainly due to: (i) the E&P segment (€1,033 million) reflecting the worsening trend in the oil & gas scenario, a higher impairment of assets as well as lower produced volumes; (ii) the G&P segment (€623 million) due to lower LNG and natural gas volumes sold both in Italy and outside Italy and lower prices compared to the full year 2018, and (iii) the R&M business result (€15 million) mainly due to asset impairments reflecting a deteriorated refining scenario, partly offset by stock evaluation.

Annual Report 2019

Eni’s 2019 Annual Report will be filed with the Italian market authorities and for other statutory purposes as early as the end of March 2020. An annual report on form 20-F fully audited will be filed simultaneously with the US SEC. These reports will be distributed through the Company’s website (eni.com) and by the other means provided by current listing standards.

Enclosed are the 2019 IFRS consolidated statements of the companies within the Eni Group as included in the approved consolidated financial statements and the statements of the parent company Eni SpA.

Convening of the Annual Shareholders’ Meeting

The Board of Directors convened the Annual Shareholders’ Meeting on May 13, 2020, to resolve on ordinary and extraordinary matters. The meeting is convened in single call. The meeting is set to approve the 2019 financial statements of the parent company and allocation of net profit and to appoint corporate bodies. Referring to this last issue, the Board of Directors and of Statutory Auditors approved also their respective guidelines to shareholders on the composition of future corporate bodies, which will be made available to the public on the Company's website.

In addition, the Board of Directors approved the amendments to Eni’s By-Laws to implement the new regulation on gender diversity.

Net borrowings and cash flow from operations

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	Change	2019	2018	Change
524	Net profit (loss)	(1,889)	402	(2,291)	155	4,137	(3,982)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,962	- depreciation, depletion and amortization and other non monetary items	4,234	2,083	2,151	10,480	7,657	2,823
(18)	- net gains on disposal of assets	(126)	(37)	(89)	(170)	(474)	304
1,483	- dividends, interests and taxes	1,558	1,539	19	6,224	6,168	56
(438)	Changes in working capital related to operations	1,338	1,748	(410)	366	1,632	(1,266)
72	Dividends received by equity investments	119	115	4	1,346	275	1,071
(1,220)	Taxes paid	(1,332)	(1,472)	140	(5,068)	(5,226)	158
(310)	Interests (paid) received	(177)	(53)	(124)	(941)	(522)	(419)
2,055	Net cash provided by operating activities	3,725	4,325	(600)	12,392	13,647	(1,255)
(1,899)	Capital expenditure	(2,241)	(2,787)	546	(8,376)	(9,119)	743
(2,931)	Investments	(26)	(87)	61	(3,008)	(244)	(2,764)
192	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	274	(114)	388	504	1,242	(738)
(117)	Other cash flow related to capital expenditure, investments and disposals	(178)	203	(381)	(254)	942	(1,196)
(2,700)	Free cash flow	1,554	1,540	14	1,258	6,468	(5,210)
(31)	Borrowings (repayment) of debt related to financing activities (a)	(126)	(46)	(80)	(279)	(357)	78
(1,432)	Changes in short and long-term financial debt	555	(977)	1,532	(1,540)	320	(1,860)
(255)	Repayment of lease liabilities	(225)		(225)	(877)		(877)
(1,719)	Dividends paid and changes in non-controlling interests and reserves	(180)	(4)	(176)	(3,424)	(2,957)	(467)
16	Effect of changes in consolidation, exchange differences and cash and cash equivalent	(17)	1	(18)	1	18	(17)
(6,121)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	1,561	514	1,047	(4,861)	3,492	(8,353)
IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	Change	2019	2018	Change
(2,700)	Free cash flow	1,554	1,540	14	1,258	6,468	(5,210)
(255)	Repayment of lease liabilities	(225)		(225)	(877)		(877)
	Net borrowings of acquired companies		(16)	16		(18)	18
13	Net borrowings of divested companies		(494)	494	13	(499)	512
(179)	Exchange differences on net borrowings and other changes	83	(310)	393	(158)	(367)	209
(1,719)	Dividends paid and changes in non-controlling interest and reserves	(180)	(4)	(176)	(3,424)	(2,957)	(467)
(4,840)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	1,232	716	516	(3,188)	2,627	(5,815)
	IFRS 16 first application effect				(5,759)		(5,759)
255	Repayment of lease liabilities	225		225	877		877
(341)	New leases subscription of the period and other changes	(65)		(65)	(766)		(766)
(86)	Change in lease liabilities	160		160	(5,648)		(5,648)
(4,926)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	1,392	716	676	(8,836)	2,627	(11,463)

(a) See note (a) of the Group cash flow statement.

Net cash provided by operating activities amounted to €12,392 million in the full year of 2019 and included dividends paid to Eni by joint ventures, affiliates and other minority interests (€1,346 million) integrated within Eni’s strategy and development plans. The main amount was paid by the JV Vår Energi for €1,057 million. The amount of trade receivables due in subsequent reporting periods divested to financing institutions was almost unchanged from FY 2018 (€1,782 million).

Net cash before changes in working capital at replacement cost and excluding extraordinary credit provisions and other charges for €0.3 billion, was €12.1 billion (€2.6 billion in the fourth quarter) declining by 4% y-o-y reflecting a markedly unfavourable scenario. Following the adoption of IFRS 16, net cash provided by operating activities improved by €668 million because cash-outs for the reimbursement of the principal of lease fees pertaining to assets hired in connection to operating activities are no longer part of the operating cash outflows, but are now part of the cash flow from financing activities.

Cash outflows for capital expenditures and investments were €11,384 million, including the consideration for the acquisition of a 20% interest in ADNOC Refining (€2.9 billion) and cash outs for the acquisition of hydrocarbon reserves mainly in Alaska and Algeria for an overall amount of €0.4 billion. Net of the above-mentioned non-organic items and of trade advances cashed by Egyptian partners in relation to the financing of the Zohr project (€0.3 billion), net capital expenditures amounted to €7.73 billion.

Following the adoption of IFRS 16, cash outflows for investing activities improved by €211 million because the reimbursement of the principal of lease fees, which are incurred in relation to the hire of equipment used in connection with a capital project, are no longer recognized as cash outflows of investing activities, but are now part of the cash flow from financing activities.

The free cash flow benefitted from a favorable €879 million effect due to the adoption of IFRS 16.

The line item Dividends paid and other changes in non-controlling interests and reserves (€3,424 million) related mainly to the payment of dividends to Eni’s shareholders (€3,018 million including the 2018 final dividend and the 2019 interim dividend) and to the repurchase of Eni’s own shares (€400 million) in line with the buy-back program adopted by management as part of the authorization set by Eni’s Shareholders Meeting on May 14, 2019, which envisaged a maximum cash out of €400 million and up to 67 million shares for the year 2019.

In the FY 2019, net cash provided by operating activities financed the cash outflows related to net capital expenditure (i.e. net of acquisitions and of trade advances cashed by Egyptian partners in relation to the financing of the Zohr project). As a result, the free cash flow was positive at approximately €4.3 billion. This discretional cash flow was utilized to fund the shareholders’ remuneration of €3.4 billion, determining, when including equity and reserves acquisitions (€3.3 billion) and disposals of €0.5 billion, an increase of net borrowings before IFRS 16 impacts of approximately €3.2 billion. That increase also included the payment of lease liabilities (approximately €0.9 billion) and other minor changes for -€0.4 billion. The net capex for the FY and the dividend were funded with the operating cash flow at a Brent scenario of 59 $/bbl (64 $/bbl when excluding IFRS 16 effects). Assuming the budget scenario, the cash neutrality came at 50 $/bbl (55 $/bbl when excluding IFRS 16 effects).

IFRS 16 impacts on cash flow statement

(€ million)

Full Year 2019	After IFRS 16 adoption	Provisions for extraordinary credit losses and other charges	Adjusted after IFRS 16 adoption	IFRS 16 impact	Before IFRS 16 adoption
Net cash before changes in working capital at replacement cost (a)	11,803	336	12,139	(697)	11,442
Changes in working capital at replacement cost (a)	589	(336)	253	29	282
Net cash provided by operating activities	12,392			(668)	11,724
Capital expenditure	(8,376)			(211)	(8,587)
Free cash flow	1,258			(879)	379
Cash flow from financing activity	(5,841)			879	(4,962)
Net increase (decrease) in cash and cash equivalent	(4,861)				(4,861)

(a) Excluding from changes in working capital as reported in the cash flow statement (€366 million) the increase in stock profit due to price effect amounting to €223 million and provisions for extraordinary credit losses and other charges of €336 million (€366 million + €223 million - €336 million = €253 million). Consistently, net cash before changes in working capital at replacement cost excludes the stock profit and provisions for extraordinary credit losses and other charges.

(€ million)

IVQ 2019	After IFRS 16 adoption	Provisions for extraordinary credit losses and other charges	Adjusted after IFRS 16 adoption	IFRS 16 impact	Before IFRS 16 adoption
Net cash before changes in working capital at replacement cost (a)	2,401	210	2,611	(172)	2,439
Changes in working capital at replacement cost (a)	1,324	(210)	1,114	2	1,116
Net cash provided by operating activities	3,725			(170)	3,555
Capital expenditure	(2,241)			(57)	(2,298)
Free cash flow	1,554			(227)	1,327
Cash flow from financing activity	150			227	377
Net increase (decrease) in cash and cash equivalent	1,561				1,561

(a) Excluding from changes in working capital as reported in the cash flow statement (€1,338 million) the increase in stock loss due to price effect amounting to €14 million and provisions for extraordinary credit losses and other charges of €210 million  (€1,338 million - €14 million - €210 million = €1,114 million). Consistently, net cash before changes in working capital at replacement cost excludes the stock profit and provisions for extraordinary credit losses and other charges.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2019	Impact of IFRS 16 adoption as of January 1, 2019	Dec. 31, 2018	Change

Fixed assets
Property, plant and equipment	62,192		60,302	1,890
Right of use	5,349	5,643		5,349
Intangible assets	3,059		3,170	(111)
Inventories - Compulsory stock	1,371		1,217	154
Equity-accounted investments and other investments	9,964		7,963	2,001
Receivables and securities held for operating purposes	1,234		1,314	(80)
Net payables related to capital expenditure	(2,235)		(2,399)	164
	80,934	5,643	71,567	9,367
Net working capital
Inventories	4,734		4,651	83
Trade receivables	8,519		9,520	(1,001)
Trade payables	(10,479)	128	(11,645)	1,166
Net tax assets (liabilities)	(1,594)		(1,364)	(230)
Provisions	(14,106)		(11,626)	(2,480)
Other current assets and liabilities	(1,865)	(12)	(860)	(1,005)
	(14,791)	116	(11,324)	(3,467)
Provisions for employee post-retirements benefits	(1,136)		(1,117)	(19)
Assets held for sale including related liabilities	18		236	(218)
CAPITAL EMPLOYED, NET	65,025	5,759	59,362	5,663

Eni's shareholders equity	47,839		51,016	(3,177)
Non-controlling interest	61		57	4
Shareholders' equity	47,900		51,073	(3,173)
Net borrowings before lease liabilities ex IFRS 16	11,477		8,289	3,188
Lease liabilities	5,648	5,759		5,648
- of which Eni working interest	3,672	3,730		3,672
- of which Joint operators' working interest	1,976	2,029		1,976
Net borrowings after lease liabilities ex IFRS 16	17,125	5,759	8,289	8,836
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	65,025	5,759	59,362	5,663
Leverage before lease liabilities ex IFRS 16	0.24		0.16	0.08
Leverage after lease liabilities ex IFRS 16	0.36		n.a.
Gearing	0.26		0.14	0.12

•	As of December 31, 2019, fixed assets increased by €9,367 million to €80,934 million mainly due to the initial recognition of the right-of-use asset for €5,643 million following the adoption of IFRS 16, as well as the accounting of the acquisition of a 20% interest in ADNOC Refining (€2.9 billion). Furthermore, the increase in property, plant and equipment (up by €1,890 million) was due to capex incurred in the year (€8,376 million), foreign currency translation effects and upward revisions to the ARC (asset retirement cost) reflecting lowered discount rates. These increases were partly offset by amortization, depletion, impairments and write-offs (€10,594 million).

•	Net working capital (-€14,791 million) decreased by €3,467 million due to higher provisions for asset retirement obligations driven by lower interest rates, increased tax payables due to the recognition of income taxes in the period, as well as a reduction in other current assets, net due to trade advances cashed from Egyptian partners in relation to the progress in the development of the Zohr project.

•	Shareholders’ equity (€47,900 million) decreased by €3,173 million compared to December 31, 2018. Net profit for the year (€155 million) and the increase in foreign currency translation differences (€604 million) added to net equity, the remuneration of Eni’s shareholders (€3,018 million), a negative change in the fair value of the cash flow hedge reserve (-€679 million) as well as the impact of the share buy-back (-€400 million) detracted from net equity.

•	Net borrowings[4] as of December 31, 2019 were €17,125 million and increased by €8,836 million from 2018. This increase was driven by the initial recognition of the lease liabilities upon the adoption of IFRS 16, which amounted to €5,759 million and included the reclassification of €128 million for certain trade payables due in connection with the hiring of assets, which were outstanding as of January 1, 2019. The effect of the adoption of IFRS 16 on the Group net borrowings included €1,976 million of lease liabilities pertaining to joint operators in Eni-led upstream unincorporated joint ventures, which will be recovered through a partner-billing process (see the paragraph Transition to IFRS 16 on page 18). Excluding the overall impact of the adoption of IFRS 16, net borrowings were re-determined at €11,477 million, increasing by €3,188 million compared to December 31, 2018.

•	Leverage[5] – the ratio of the borrowings to total equity - was 0.36 at December 31, 2019, due to the increase in net borrowings driven by the adoption of IFRS 16. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for approximately 4 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.24.

4 Details on net borrowings are furnished on page 28.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 20 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the 4th quarter and full year of 2019 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the 3rd and 4th quarter of 2019 and the full year of 2019 and for the 2018 comparative periods. Information on the Company’s financial position is provided as at December 31, 2019 and December 31, 2018. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Except for the adoption of IFRS 16 described below, these criteria are unchanged from the 2018 Annual Report on Form 20-F filed with the US SEC on April 5, 2019, which investors are urged to read, excepted for the adoption of IFRS 16 and amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”, with the latter being immaterial.

Effective January 1, 2019, Eni has updated the conversion rate of gas produced to 5,408 cubic feet of gas equals 1 barrel of oil (it was 5,458 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 9 kboe/d for the 4th quarter and full year of 2019. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Transition to IFRS 16

Effective January 1 2019, Eni has adopted the new accounting standard “IFRS 16 – Leases”, which has replaced IAS 17. IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. The new IFRS eliminates the classification of leases as either operating leases or finance leases for the preparation of lessees’ financial statements.

On initial application, Eni elected to adopt the modified retrospective approach, by recognizing the cumulative effect of initially applying the new standard as an adjustment to the opening balance at January 1, 2019, without restating the comparative information. Furthermore, management opted to not reassess each contract existing at January 1, 2019, by applying IFRS 16 to all contracts previously identified as leases (under IAS 17 and IFRIC 4), while not applying IFRS 16 to the contracts that were not previously identified as leases.

The accounting of the new standard applies to all leases that have a lease term of more than 12 months and requires:

- in the balance sheet, to recognize a right-of-use asset, that represents a lessee’s right to use an underlying asset (RoU asset), and a lease liability, that represents the lessee’s obligation to make the contractual lease payments, which amount was determined as the present value of the future payments obligations;

- in the profit and loss account, to recognize, within operating costs, the depreciation charges of the right-of-use asset and, within finance expense, the interest expense on the lease liability, if not capitalized, rather than recognizing the operating lease payments within operating costs under IAS 17, effective until year 2018. The depreciation charges of the right-of-use asset and the interest expense on the lease liability directly attributable to the construction of an asset are capitalized as part of the cost of such asset and subsequently recognised in the profit and loss account through depreciation. Moreover, the profit and loss account will include: (i) the lease expenses relating to short-term leases or leases of low-value assets, as allowed under the simplified approach provided for by IFRS 16; and (ii) the variable lease payments that are not included in the measurement of the lease liability (e.g., payments based on the use of the underlying asset);

- in the statement of cash flows, to recognize cash payments for the principal portion of the lease liability within the net cash used in financing activities and interest expenses within the net cash provided by operating activities, if they are recognized in the profit and loss account, or within the net cash used in investing activities if they are capitalized as referred to leased assets that are used for the construction of other assets. Consequently, compared with the requirements of IAS 17 related to operating leases, the adoption of IFRS 16 was determined a significant impact in the statement of cash flows, by determining: (a) an improvement of the net cash provided by operating activities, which no longer includes the operating lease payments, not capitalized, but only includes the cash payments for the interest portion of the lease liability that are not capitalised; (b) an improvement of the net cash used in investing activities, which no longer includes capitalized lease payments, but only includes cash payments for the capitalized interest portion of the lease liability; and (c) a worsening in the net cash used in financing activities, which includes cash payments for the principal portion of the lease liability.

Activities in the Exploration & Production segment are often carried out through unincorporated joint operations, managed by one of the partners (the operator), which has the responsibility to carry out the operations and the approved work programmes. When the operator enters into a lease contract as the sole signatory, the operator manages the lease contract, makes lease payments to the lessor and recovers the share of lease expenses pertaining to the joint operators through a partner billing process. On this regard, the indications of the IFRS Interpretations Committee (hereinafter also the IFRIC) issued in September 2018 apply, which were confirmed at its March 2019 meeting. In particular, the IFRIC indicated that, in the case of unincorporated joint operations, the operator recognises the entire lease liability, as, by signing the contract, it has primary responsibility for the liability towards the third-party supplier. Therefore, if, based on the contractual provisions and any other relevant facts and circumstances, Eni has primary responsibility, it recognises in the balance sheet: (i) the entire lease liability and (ii) the entire RoU asset, unless there is a sublease with the joint operators. On the other hand, if the lease contract is signed by all the partners of the venture, Eni recognises its share of the RoU asset and lease liability based on its working interest. If Eni does not have primary responsibility for the lease liability, it does not recognise any RoU asset or lease liability related to the lease contract.

Follows the impact of the IFRS 16 adoption on Eni’s consolidated financial statements:

	Full Year 2019
	Profit and loss account
(€ million)	before IFRS 16	IFRS 16 effects	GAAP results
Purchases, services and other	(51,908)	1,034	(50,874)
Depreciation, depletion and amortization	(7,276)	(830)	(8,106)
Operating profit	6,228	204	6,432
Finance expense and income taxes	(9,338)	(332)	(9,670)
Net profit	283	(128)	155

	January 1, 2019
	Balance Sheet
(€ million)	before IFRS 16 opening balance	IFRS 16 effects	GAAP results
Fixed assets	71,567	5,643	77,210
Net working capital	(11,324)	116	(11,208)
Net borrowings	8,289	5,759	14,048
Shareholders' equity	51,073		51,073
Leverage	0.16		0.28

	Full Year 2019
	Cash Flow
(€ million)	before IFRS 16	IFRS 16 effects	GAAP results
Cash Flow From Operations (FFO)	11,724	668	12,392
Capital expenditure	(8,587)	211	(8,376)
Free Cash Flow (FCF)	379	879	1,258
Cash Flow From Financing, net (CFFF)	(4,962)	(879)	(5,841)
Net increase (decrease) in cash and cash equivalent	(4,861)		(4,861)

Further details are furnished in the note N.4 “Accounting principles recently enacted” of the Notes to the Consolidated Financial Statements included in the Annual Report on Form 20-F for the year 2018.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

The all sources reserves replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The reserves replacement ratio (RRR) is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The RRR is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year of 2019 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodities, exchange rates and interest rates risks derivatives, which lack the formal criteria to be accounted as hedges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Full Year 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,417	699	(854)	(710)	(120)	6,432
Exclusion of inventory holding (gains) losses			(318)		95	(223)
Exclusion of special items:
environmental charges	32		244	62		338
impairment losses (impairment reversals), net	1,217	37	922	12		2,188
net gains on disposal of assets	(145)		(5)	(1)		(151)
risk provisions	(18)		(2)	23		3
provision for redundancy incentives	23	4	8	10		45
commodity derivatives		(423)	(16)			(439)
exchange rate differences and derivatives	14	92	2			108
other	100	245	(29)	(20)		296
Special items of operating profit (loss)	1,223	(45)	1,124	86		2,388
Adjusted operating profit (loss)	8,640	654	(48)	(624)	(25)	8,597
Net finance (expense) income (a)	(362)	(23)	(11)	(525)		(921)
Net income (expense) from investments (a)	312	(11)	37	43		381
Income taxes (a)	(5,154)	(194)	(53)	222	5	(5,174)
Tax rate (%)	60.0	31.3	..			64.2
Adjusted net profit (loss)	3,436	426	(75)	(884)	(20)	2,883
of which:
- Adjusted net profit (loss) of non-controlling interest						7
- Adjusted net profit (loss) attributable to Eni's shareholders						2,876
Reported net profit (loss) attributable to Eni's shareholders						148
Exclusion of inventory holding (gains) losses						(157)
Exclusion of special items						2,885
Adjusted net profit (loss) attributable to Eni's shareholders						2,876

(a) Excluding special items.

(€ million)
Full Year 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	10,214	629	(380)	(691)	211	9,983
Exclusion of inventory holding (gains) losses			234		(138)	96
Exclusion of special items:
environmental charges	110	(1)	193	23		325
impairment losses (impairment reversals), net	726	(71)	193	18		866
net gains on disposal of assets	(442)		(9)	(1)		(452)
risk provisions	360		21	(1)		380
provision for redundancy incentives	26	122	8	(1)		155
commodity derivatives		(156)	23			(133)
exchange rate differences and derivatives	(6)	112	1			107
other	(138)	(92)	96	47		(87)
Special items of operating profit (loss)	636	(86)	526	85		1,161
Adjusted operating profit (loss)	10,850	543	380	(606)	73	11,240
Net finance (expense) income (a)	(366)	(4)	11	(697)		(1,056)
Net income (expense) from investments (a)	285	9	(2)	5		297
Income taxes (a)	(5,814)	(238)	(151)	333	(17)	(5,887)
Tax rate (%)	54.0	43.4	38.8			56.2
Adjusted net profit (loss)	4,955	310	238	(965)	56	4,594
of which:
- Adjusted net profit (loss) of non-controlling interest						11
- Adjusted net profit (loss) attributable to Eni's shareholders						4,583
Reported net profit (loss) attributable to Eni's shareholders						4,126
Exclusion of inventory holding (gains) losses						69
Exclusion of special items						388
Adjusted net profit (loss) attributable to Eni's shareholders						4,583

(a) Excluding special items.

(€ million)
IVQ 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	830	270	(1,012)	(257)	(9)	(178)
Exclusion of inventory holding (gains) losses			(3)		17	14
Exclusion of special items:
environmental charges	32		124	30		186
impairment losses (impairment reversals), net	1,191	37	607	9		1,844
net gains on disposal of assets	(124)		(2)	(1)		(127)
risk provisions	(8)		(2)	2		(8)
provision for redundancy incentives	14			6		20
commodity derivatives		(190)	(9)			(199)
exchange rate differences and derivatives	8	(33)				(25)
other	108	59	111			278
Special items of operating profit (loss)	1,221	(127)	829	46		1,969
Adjusted operating profit (loss)	2,051	143	(186)	(211)	8	1,805
Net finance (expense) income (a)	(40)	2	(7)	(145)		(190)
Net income (expense) from investments (a)	114	6	28	18		166
Income taxes (a)	(1,297)	(57)	36	83	2	(1,233)
Tax rate (%)	61.0	37.7	..			69.2
Adjusted net profit (loss)	828	94	(129)	(255)	10	548
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						546
Reported net profit (loss) attributable to Eni's shareholders						(1,891)
Exclusion of inventory holding (gains) losses						10
Exclusion of special items						2,427
Adjusted net profit (loss) attributable to Eni's shareholders						546

(a) Excluding special items.

(€ million)
IVQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,426	53	(946)	(233)	196	1,496
Exclusion of inventory holding (gains) losses			747		(144)	603
Exclusion of special items:
environmental charges		(1)	73	13		85
impairment losses (impairment reversals), net	663	(77)	123	14		723
net gains on disposal of assets	(19)					(19)
risk provisions	9		22	(7)		24
provision for redundancy incentives	18	(1)	2			19
commodity derivatives		83	38			121
exchange rate differences and derivatives	5	35	2			42
other	(174)	(50)	82	40		(102)
Special items of operating profit (loss)	502	(11)	342	60		893
Adjusted operating profit (loss)	2,928	42	143	(173)	52	2,992
Net finance (expense) income (a)	63	1	2	(214)		(148)
Net income (expense) from investments (a)	88	7	(6)			89
Income taxes (a)	(1,521)	(42)	(44)	151	(24)	(1,480)
Tax rate (%)	49.4	84.0	31.7			50.5
Adjusted net profit (loss)	1,558	8	95	(236)	28	1,453
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						1,450
Reported net profit (loss) attributable to Eni's shareholders						399
Exclusion of inventory holding (gains) losses						428
Exclusion of special items						623
Adjusted net profit (loss) attributable to Eni's shareholders						1,450

(a) Excluding special items.

(€ million)
IIIQ 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,162	(24)	(68)	(158)	(51)	1,861
Exclusion of inventory holding (gains) losses			129		(20)	109
Exclusion of special items:
environmental charges			35	41		76
impairment losses (impairment reversals), net	4		28	1		33
net gains on disposal of assets	(1)					(1)
risk provisions	2		(20)	23		5
provision for redundancy incentives	6	1	7	2		16
commodity derivatives		(18)	(11)			(29)
exchange rate differences and derivatives		85	1			86
other	(32)	49	44	(58)		3
Special items of operating profit (loss)	(21)	117	84	9		189
Adjusted operating profit (loss)	2,141	93	145	(149)	(71)	2,159
Net finance (expense) income (a)	(119)	(14)	(4)	(49)		(186)
Net income (expense) from investments (a)	50	(18)	2	8		42
Income taxes (a)	(1,267)	(15)	(56)	76	24	(1,238)
Tax rate (%)	61.1	24.6	39.2			61.4
Adjusted net profit (loss)	805	46	87	(114)	(47)	777
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						776
Reported net profit (loss) attributable to Eni's shareholders						523
Exclusion of inventory holding (gains) losses						77
Exclusion of special items						176
Adjusted net profit (loss) attributable to Eni's shareholders						776

(a) Excluding special items.

Breakdown of special items

IIIQ		IVQ		Full Year
2019	(€ million)	2019	2018	2019	2018
76	Environmental charges	186	85	338	325
33	Impairment losses (impairment reversals), net	1,844	723	2,188	866
(1)	Net gains on disposal of assets	(127)	(19)	(151)	(452)
5	Risk provisions	(8)	24	3	380
16	Provisions for redundancy incentives	20	19	45	155
(29)	Commodity derivatives	(199)	121	(439)	(133)
86	Exchange rate differences and derivatives	(25)	42	108	107
	Reinstatement of Eni Norge amortization charges		(202)		(375)
3	Other	278	100	296	288
189	Special items of operating profit (loss)	1,969	893	2,388	1,161
(86)	Net finance (income) expense	37	(35)	(42)	(85)
	of which:
(86)	- exchange rate differences and derivatives reclassified to operating profit (loss)	25	(42)	(108)	(107)
(31)	Net income (expense) from investments	192	(442)	188	(798)
	of which:
	- gains on disposal of assets		(898)		(909)
	- impairment/revaluation of equity investments	101	418	101	67
104	Income taxes	229	207	351	110
	of which:
89	- net impairment of deferred tax assets of Italian subsidiaries	795	210	893	99
15	- taxes on special items of operating profit and other special items	(566)	(3)	(542)	11
176	Total special items of net profit (loss)	2,427	623	2,885	388

Analysis of Profit and Loss account items

Net sales from operations

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
5,908	Exploration & Production	6,140	6,762	(9)	23,572	25,744	(8)
11,485	Gas & Power	11,369	14,760	(23)	50,015	55,690	(10)
6,110	Refining & Marketing and Chemicals	5,693	6,548	(13)	23,334	25,216	(7)
5,189	- Refining & Marketing	4,847	5,481	(12)	19,640	20,646	(5)
1,029	- Chemicals	953	1,202	(21)	4,123	5,123	(20)
(108)	- Consolidation adjustments	(107)	(135)		(429)	(553)
424	Corporate and other activities	491	459	7	1,681	1,589	6
(7,241)	Consolidation adjustments	(7,478)	(8,473)		(28,721)	(32,417)
16,686		16,215	20,056	(19)	69,881	75,822	(8)

Operating expenses

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
12,183	Purchases, services and other	11,900	15,326	(22)	50,874	55,622	(9)
102	Impairment losses (impairment reversals) of trade and other receivables, net	84	145	(42)	432	415	(42)
705	Payroll and related costs	738	752	(2)	2,996	3,093	(3)
16	of which: provision for redundancy incentives and other	20	19		45	155
12,990		12,722	16,223	(22)	54,302	59,130	(8)

DD&A, impairments, reversals and write-off

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
1,805	Exploration & Production	1,941	1,462	33	7,060	6,152	15
114	Gas & Power	115	105	10	447	408	10
119	Refining & Marketing and Chemicals	130	103	26	485	399	22
98	- Refining & Marketing	105	81	30	395	311	27
21	- Chemicals	25	22	14	90	88	2
37	Corporate and other activities	35	16	..	146	59	..
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(32)	(30)
2,067	Total depreciation, depletion and amortization	2,213	1,678	32	8,106	6,988	16
33	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	1,844	723	..	2,188	866	..
2,100	Depreciation, depletion, amortization, impairments and reversals	4,057	2,401	69	10,294	7,854	31
2	Write-off of tangible and intangible assets	120	26	..	300	100	..
2,102		4,177	2,427	72	10,594	7,954	33

Income (expense) from investments

(€ million)
Full Year 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	7	(11)	(63)	(21)	(88)
Dividends	197		50		247
Net gains (losses) on disposals	17		2		19
Other income (expense), net		15			15
	221	4	(11)	(21)	193

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Sept. 30, 2019	(€ million)	Dec. 31, 2019	Dec. 31, 2018	Change
24,135	Total debt	24,518	25,865	(1,347)
5,260	- Short-term debt	5,608	5,783	(175)
18,875	- Long-term debt	18,910	20,082	(1,172)
(4,433)	Cash and cash equivalents	(5,994)	(10,836)	4,842
(6,783)	Securities held for trading	(6,760)	(6,552)	(208)
(210)	Financing receivables held for non-operating purposes	(287)	(188)	(99)
12,709	Net borrowings before lease liabilities ex IFRS 16	11,477	8,289	3,188
5,808	Lease Liabilities	5,648		5,648
3,782	- of which Eni working interest	3,672		3,672
2,026	- of which Joint operators' working interest	1,976		1,976
18,517	Net borrowings after lease liabilities ex IFRS 16	17,125	8,289	8,836
51,471	Shareholders' equity including non-controlling interest	47,900	51,073	(3,173)
0.25	Leverage before lease liability ex IFRS 16	0.24	0.16	0.08
0.36	Leverage after lease liability ex IFRS 16	0.36	n.a.

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	17,125	1,976	15,149

Shareholders' equity including non-controlling interest	47,900		47,900

Pro-forma leverage	0.36		0.32

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Consolidated financial statements

BALANCE SHEET

(€ million)
	Dec. 31, 2019	Dec. 31, 2018
ASSETS
Current assets
Cash and cash equivalents	5,994	10,836
Other financial activities held for trading	6,760	6,552
Other financial assets	384	300
Trade and other receivables	12,873	14,101
Inventories	4,734	4,651
Income tax assets	192	191
Other assets	3,972	2,819
	34,909	39,450
Non-current assets
Property, plant and equipment	62,192	60,302
Right of use assets	5,349
Intangible assets	3,059	3,170
Inventory - compulsory stock	1,371	1,217
Equity-accounted investments	9,035	7,044
Other investments	929	919
Other financial assets	1,174	1,253
Deferred tax assets	4,360	3,931
Income tax assets	173	168
Other assets	871	624
	88,513	78,628
Assets held for sale	18	295
TOTAL ASSETS	123,440	118,373
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,452	2,182
Current portion of long-term debt	3,156	3,601
Current portion of long-term lease liabilities	889
Trade and other payables	15,544	16,747
Income taxes payable	456	440
Other liabilities	7,146	5,412
	29,643	28,382
Non-current liabilities
Long-term debt	18,910	20,082
Long-term lease liabilities	4,759
Provisions for contingencies	14,106	11,626
Provisions for employee benefits	1,136	1,117
Deferred tax liabilities	4,920	4,272
Income taxes payable	454	287
Other liabilities	1,612	1,475
	45,897	38,859
Liabilities directly associated with assets held for sale		59
TOTAL LIABILITIES	75,540	67,300
SHAREHOLDERS' EQUITY
Non-controlling interest	61	57
Eni shareholders' equity:
Share capital	4,005	4,005
Retained earnings	37,438	36,702
Cumulative currency translation differences	7,209	6,605
Other reserves	1,562	1,672
Treasury shares	(981)	(581)
Interim dividend	(1,542)	(1,513)
Net profit (loss)	148	4,126
Total Eni shareholders' equity	47,839	51,016
TOTAL SHAREHOLDERS' EQUITY	47,900	51,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	123,440	118,373

GROUP PROFIT AND LOSS ACCOUNT

IIIQ		IVQ		Full Year
2019	(€ million)	2019	2018	2019	2018
	REVENUES
16,686	Net sales from operations	16,215	20,056	69,881	75,822
275	Other income and revenues	241	65	1,160	1,116
16,961	Total revenues	16,456	20,121	71,041	76,938
	OPERATING EXPENSES
(12,183)	Purchases, services and other	(11,900)	(15,326)	(50,874)	(55,622)
(102)	Impairment reversals (impairment losses) of trade and other receivables, net	(84)	(145)	(432)	(415)
(705)	Payroll and related costs	(738)	(752)	(2,996)	(3,093)
(8)	Other operating (expense) income	265	25	287	129
(2,067)	Depreciation, Depletion and Amortization	(2,213)	(1,678)	(8,106)	(6,988)
(33)	Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net	(1,844)	(723)	(2,188)	(866)
(2)	Write-off of tangible and intangible assets	(120)	(26)	(300)	(100)
1,861	OPERATING PROFIT (LOSS)	(178)	1,496	6,432	9,983
	FINANCE INCOME (EXPENSE)
1,005	Finance income	662	926	3,087	3,967
(1,085)	Finance expense	(965)	(976)	(4,079)	(4,663)
43	Net finance income (expense) from financial assets held for trading	6	2	127	32
(63)	Derivative financial instruments	70	(65)	(14)	(307)
(100)		(227)	(113)	(879)	(971)
	INCOME (EXPENSE) FROM INVESTMENTS
3	Share of profit (loss) of equity-accounted investments	(143)	(471)	(88)	(68)
70	Other gain (loss) from investments	117	1,002	281	1,163
73		(26)	531	193	1,095
1,834	PROFIT (LOSS) BEFORE INCOME TAXES	(431)	1,914	5,746	10,107
(1,310)	Income taxes	(1,458)	(1,512)	(5,591)	(5,970)
524	Net profit (loss)	(1,889)	402	155	4,137
	attributable to:
523	- Eni's shareholders	(1,891)	399	148	4,126
1	- Non-controlling interest	2	3	7	11

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.15	- basic	(0.53)	0.12	0.04	1.15
0.15	- diluted	(0.53)	0.12	0.04	1.15
	Weighted average number of shares outstanding (million)
3,590.5	- basic	3,577.1	3,601.1	3,592.2	3,601.1
3,593.3	- diluted	3,579.3	3,603.9	3,594.5	3,603.9

COMPREHENSIVE INCOME (LOSS)

	IVQ		Full Year
(€ million)	2019	2018	2019	2018
Net profit (loss)	(1,889)	402	155	4,137
Items that are not reclassified to profit or loss in later periods	(47)	(2)	(47)	(2)
Remeasurements of defined benefit plans	(42)	(15)	(42)	(15)
Change in the fair value of interests with effects on other comprehensive income	(3)	15	(3)	15
Share of other comprehensive income on equity accounted entities in relation to remeasurements of defined benefit plans	(7)		(7)
Taxation	5	(2)	5	(2)
Items that may be reclassified to profit in later periods	(1,448)	(195)	114	1,578
Currency translation differences	(1,197)	313	604	1,787
Change in the fair value of cash flow hedging derivatives	(361)	(670)	(679)	(243)
Share of other comprehensive income on equity-accounted entities	5	(1)	(8)	(24)
Taxation	105	163	197	58

Total other items of comprehensive income (loss)	(1,495)	(197)	67	1,576
Total comprehensive income (loss)	(3,384)	205	222	5,713
attributable to:
- Eni's shareholders	(3,386)	202	215	5,702
- Non-controlling interest	2	3	7	11

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2018		48,324
Total comprehensive income (loss)	5,713
Dividends paid to Eni's shareholders	(2,953)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	(8)
Total changes		2,749
Shareholders' equity at December 31, 2018		51,073
attributable to:
- Eni's shareholders		51,016
- Non-controlling interest		57

Shareholders' equity at December 31, 2018		51,073
Impact of adoption IAS 28		(4)

Shareholders' equity at January 1, 2019		51,069
Total comprehensive income (loss)	222
Dividends paid to Eni's shareholders	(3,018)
Dividends distributed by consolidated subsidiaries	(4)
Buy-back program	(400)
Reimbursement to third party shareholders	(1)
Other changes	32
Total changes		(3,169)
Shareholders' equity at December 31, 2019		47,900
attributable to:
- Eni's shareholders		47,839
- Non-controlling interest		61

GROUP CASH FLOW STATEMENT

IIIQ		IVQ		Full Year
2019	(€ million)	2019	2018	2019	2018
524	Net profit (loss)	(1,889)	402	155	4,137
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,067	Depreciation, depletion and amortization	2,213	1,678	8,106	6,988
33	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,844	723	2,188	866
2	Write-off of tangible and intangible assets	120	26	300	100
(3)	Share of (profit) loss of equity-accounted investments	143	471	88	68
(18)	Gains on disposal of assets, net	(126)	(37)	(170)	(474)
(54)	Dividend income	(104)	(113)	(247)	(231)
(37)	Interest income	(38)	(45)	(147)	(185)
264	Interest expense	242	185	1,027	614
1,310	Income taxes	1,458	1,512	5,591	5,970
(91)	Other changes	(74)	(817)	(179)	(474)
	Changes in working capital:
52	- inventories	(150)	647	(200)	15
796	- trade receivables	96	1,253	1,023	334
(1,028)	- trade payables	961	(63)	(940)	642
(30)	- provisions for contingencies	332	15	272	(238)
(228)	- other assets and liabilities	99	(104)	211	879
(438)	Cash flow from changes in working capital	1,338	1,748	366	1,632
(46)	Net change in the provisions for employee benefits	(12)	2	(23)	109
72	Dividends received	119	115	1,346	275
37	Interest received	19	35	88	87
(347)	Interest paid	(196)	(88)	(1,029)	(609)
(1,220)	Income taxes paid, net of tax receivables received	(1,332)	(1,472)	(5,068)	(5,226)
2,055	Net cash provided by operating activities	3,725	4,325	12,392	13,647
	Investing activities:
(1,836)	- tangible assets and prepaid right of use	(2,120)	(2,640)	(8,065)	(8,778)
(63)	- intangible assets	(121)	(147)	(311)	(341)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(5)	(75)	(5)	(119)
(2,931)	- investments	(21)	(12)	(3,003)	(125)
	- securities held for operating purposes		(8)	(8)	(8)
(57)	- financing receivables held for operating purposes	(85)	(91)	(229)	(358)
(90)	- change in payables in relation to investing activities	(197)	165	(307)	408
(4,977)	Cash flow from investing activities	(2,549)	(2,808)	(11,928)	(9,321)
	Disposals:
2	- tangible assets	236	54	264	1,089
1	- intangible assets	16		17	5
187	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		(236)	187	(47)
(3)	- tax on disposals			(3)
5	- investments	22	68	39	195
	- securities held for operating purposes	12	8	17	15
31	- financing receivables held for operating purposes	91	122	178	279
(1)	- change in receivables in relation to disposals	1	7	95	606
222	Cash flow from disposals	378	23	794	2,142
(31)	Net change in receivables and securities not held for operating purposes (a)	(126)	(46)	(279)	(357)
(4,786)	Net cash used in investing activities	(2,297)	(2,831)	(11,413)	(7,536)

(a) From 2019, Eni’s cash flow statement is reporting in a dedicated line-item the net cash outflow (investments minus divestments) in held-for-trading financial assets and current non-operating receivables financing, with the latter being investment of temporary cash surpluses. Those two assets are netted against financial liabilities to determine the Group net borrowings in accordance to applicable listing standards. In previous reporting periods, cash inflows and outflows relating those assets were reported among investing activities or divesting activities relating to securities and financing receivables, respectively. The establishment of a dedicated line-item for these movements enables the users of financial statements to immediately reconcile the statutory cash flow statement to the Non-Gaap financial disclosure relating to changes in the Company’s net borrowings, because the difference between the two cash flow statements is the net investment in held-for-trading securities and current non-operating receivables financing which are part of net cash from financing activities in the Non-Gaap cash flow statements. The cash flow statements of comparative periods have been reclassified accordingly.

GROUP CASH FLOW STATEMENT (continued)

IIIQ		IVQ		Full Year
2019	(€ million)	2019	2018	2019	2018
22	Increase in long-term debt	768	489	1,811	3,790
(1,560)	Repayments of long-term debt	(216)	(878)	(3,512)	(2,757)
(255)	Repayment of lease liabilities	(225)		(877)
106	Increase (decrease) in short-term financial debt	3	(588)	161	(713)
(1,687)		330	(977)	(2,417)	320
	Net capital reimbursement to non-controlling interest			(1)
	Acquisition of additional interests in consolidated subsidiaries	(1)		(1)
(1,543)	Dividends paid to Eni's shareholders		(4)	(3,018)	(2,954)
	Dividends paid to non-controlling interests	(1)		(4)	(3)
(176)	Net purchase of treasury shares	(178)		(400)
(3,406)	Net cash used in financing activities	150	(981)	(5,841)	(2,637)
(6)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			(7)
22	Effect of exchange rate changes on cash and cash equivalents and other changes	(17)	1	8	18
(6,121)	Net increase (decrease) in cash and cash equivalent	1,561	514	(4,861)	3,492
10,554	Cash and cash equivalents - beginning of the period	4,433	10,341	10,855	7,363
4,433	Cash and cash equivalents - end of the period	5,994	10,855	5,994	10,855

SUPPLEMENTAL INFORMATION

IIIQ		IVQ		Full Year
2019	(€ million)	2019	2018	2019	2018
	Investment of consolidated subsidiaries and businesses
	Current assets	1	4	1	44
	Non-current assets	12	89	12	198
	Cash and cash equivalents (net borrowings)		(16)		11
	Current and non-current liabilities	(6)	(2)	(6)	(47)
	Net effect of investments	7	75	7	206
	Non-controlling interest	(2)		(2)
	Fair value of investments held before the acquisition of control				(50)
	Bargain purchase gain				(8)
	Purchase price	5	75	5	148
	less:
	Cash and cash equivalents				(29)
	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired	5	75	5	119

	Disposal of consolidated subsidiaries and businesses
77	Current assets		271	77	328
188	Non-current assets		4,794	188	5,079
11	Cash and cash equivalents (net borrowings)		767	11	785
(57)	Current and non-current liabilities		(3,309)	(57)	(3,470)
219	Net effect of disposals		2,523	219	2,722
(24)	Reclassification of exchange rate differences included in other comprehensive income		115	(24)	113
	Fair value of share capital held after the sale of control		(3,498)		(3,498)
	Fair value of business combination		889		889
16	Gain (loss) on disposal		8	16	13
211	Selling price		37	211	239
	less:
(24)	Cash and cash equivalents disposed of		(273)	(24)	(286)
187	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested		(236)	187	(47)

CAPITAL EXPENDITURE

IIIQ		IVQ			Full Year
2019	(€ million)	2019	2018	% Ch.	2019	2018	% Ch.
1,559	Exploration & Production	1,775	2,265	(22)	6,996	7,901	(11)
24	- acquisition of proved and unproved properties	4	136	..	400	869	(54)
86	- exploration	187	199	(6)	586	463	27
1,431	- development	1,543	1,899	(19)	5,931	6,506	(9)
18	- other expenditure	41	31	32	79	63	25
50	Gas & Power	81	74	9	230	215	7
231	Refining & Marketing and Chemicals	285	372	(23)	933	877	6
208	- Refining & Marketing	228	317	(28)	815	726	12
23	- Chemicals	57	55	4	118	151	(22)
63	Corporate and other activities	104	83	..	231	143	..
(4)	Impact of unrealized intragroup profit elimination	(4)	(7)		(14)	(17)
1,899	Capital expenditure	2,241	2,787	(20)	8,376	9,119	(8)

In the full year of 2019, capital expenditure amounted to €8,376 million (€9,119 million in the FY 2018) and mainly related to:

-	development activities (€5,931 million) deployed mainly in Egypt, Nigeria, Kazakhstan, Indonesia, Mexico, the USA and Angola. The acquisition of proved and unproved reserves of €400 million relates mainly to the acquisition of reserves in Alaska and Algeria;

-	refining activity in Italy and outside Italy (€683 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, reconversion of Gela refinery into a biorefinery, maintain plants’ integrity as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€132 million);

-	initiatives relating to gas marketing (€176 million).

Sustainability performance

		Full Year
		2019	2018	% Ch.
TRIR (Total recordable injury rate)	(total recordable injury rate/worked hours) x 1,000,000	0.34	0.35	(2.9)
GHG emissions/100% operated hydrocarbon gross production	(tonnes CO₂ eq./kboe)	19.58	21.44	(8.7)
Direct GHG emissions (Scope 1)	(mmtonnes CO₂eq.)	41.20	43.35	(5.0)
- of which CO₂ eq from combustion and process		32.27	33.89	(4.8)
CO₂ eq from flaring		6.49	6.26	3.7
CO₂ eq from venting		1.88	2.12	(11.3)
CO₂ eq from methane fugitive		0.56	1.08	(48.1)
Oil spills due to operations (>1 barrel)	(kbbl)	1.04	2.67	(61.0)
% produced water reinjection	(%)	58	60	(3.3)

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.34 confirming Eni’s commitment to awareness and dissemination of the safety culture; down by 2.9% compared to the same period of 2018 (down by 52% vs. 2014).

•	Direct GHG emissions: 41.20 million tonnes CO2eq down by over 2 million tonnes CO2eq or by 5% from the full year of 2018, mainly in the upstream segment and in the chemical business.

•	Emissions from combustion and process were down in all business segments to 32.27 million of tCO2 eq. (down by 4.8%), mainly driven by the energy saving projects, lower chemical productions and volumes of gas transported.

•	Emissions from flaring in the E&P segment were up by 3.7% due to the higher share of emergency flaring and start-up following the unplanned standstills at gas injection compressors (Nigeria and Congo), temporary shutdowns at Libyan plants and start-up in Angola (Agogo), in addition to depressurization operations in Nigeria due to acts of sabotage.

The volumes of hydrocarbon sent to flaring decreased by 15% from 2018. Confirmed the target of zero flaring by 2025.

•	Emissions from methane fugitive were down by 48.1% from 2018; down by 81% compared to 2014, achieving, six years ahead, the 2025 target, benefitting from the finalization of leak detection and maintenance programs in the upstream segment.

•	Oil spills due to operations: down by 61% due to the technical measures adopted by Eni.

•	Water reinjection in the E&P segment: decreased from the full year of 2018, due to the maintenance initiatives in Nigeria (Ebocha) and technical issues in Congo fields (Zatchi and Loango).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2019			2019	2018	2019	2018
1,888	Production of oil and natural gas (a) (b) (c)	(kboe/d)	1,921	1,872	1,871	1,851
120	Italy		117	134	123	138
146	Rest of Europe		191	193	163	194
372	North Africa		393	358	382	396
369	Egypt		363	327	354	300
395	Sub-Saharan Africa (c)		385	377	386	356
169	Kazakhstan		163	162	150	143
183	Rest of Asia		174	198	179	178
106	Americas		106	99	106	123
28	Australia and Oceania		29	24	28	23
162	Production sold (a) (c)	(mmboe)	166	157	631	625

PRODUCTION OF LIQUIDS BY REGION

IIIQ			IVQ		Full Year
2019			2019	2018	2019	2018
893	Production of liquids	(kbbl/d)	926	897	893	887
52	Italy		52	57	53	60
86	Rest of Europe		115	111	97	113
160	North Africa		176	160	169	157
77	Egypt		77	67	75	77
252	Sub-Saharan Africa		242	244	253	247
118	Kazakhstan		110	110	100	94
90	Rest of Asia		92	95	86	77
56	Americas		60	51	58	60
2	Australia and Oceania		2	2	2	2

PRODUCTION OF NATURAL GAS BY REGION

IIIQ			IVQ		Full Year
2019			2019	2018	2019	2018
5,379	Production of natural gas	(mmcf/d)	5,379	5,321	5,287	5,261
364	Italy		353	419	376	426
326	Rest of Europe		411	449	357	445
1,144	North Africa		1,178	1,080	1,153	1,303
1,581	Egypt		1,542	1,420	1,509	1,219
776	Sub-Saharan Africa		776	725	718	595
277	Kazakhstan		289	287	272	265
506	Rest of Asia		441	562	503	553
268	Americas		245	259	259	341
137	Australia and Oceania		144	120	140	114

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (120 and 151 kboe/d in the fourth quarter of 2019 and 2018, respectively, 124 and 119 kboe/d in the full year of 2019 and 2018, respectively, and  136 kboe/d in the third quarter of 2019).

(c) For further information see page 18.

Gas & Power

Natural gas sales

IIIQ		IVQ			Full Year
2019	(bcm)	2019	2018	% Ch.	2019	2018	% Ch.
8.72	ITALY	8.67	8.85	(2)	37.85	39.03	(3)
1.45	- Wholesalers	1.86	1.95	(5)	7.79	9.15	(15)
3.61	- Italian exchange for gas and spot markets	2.37	2.11	12	12.13	12.49	(3)
1.16	- Industries	1.14	1.30	(12)	4.92	4.79	3
0.14	- Small and medium-sized enterprises and services	0.24	0.21	14	0.87	0.79	10
0.48	- Power generation	0.37	0.38	(3)	1.90	1.50	27
0.23	- Residential	1.14	1.30	(12)	3.99	4.20	(5)
1.65	- Own consumption	1.55	1.60	(3)	6.25	6.11	2
8.13	INTERNATIONAL SALES	8.42	9.87	(15)	35.22	37.68	(7)
6.20	Rest of Europe	6.90	7.90	(13)	27.07	29.42	(8)
1.11	- Importers in Italy	1.14	1.04	10	4.37	3.42	28
5.09	- European markets	5.76	6.86	(16)	22.70	26.00	(13)
0.90	Iberian Peninsula	1.11	1.41	(21)	4.22	4.65	(9)
0.69	Germany/Austria	0.57	0.46	24	2.10	1.83	15
1.02	Benelux	0.96	1.01	(5)	3.77	5.29	(29)
0.41	UK	0.44	0.50	(12)	1.75	2.22	(21)
1.39	Turkey	1.13	1.70	(34)	5.56	6.53	(15)
0.55	France	1.38	1.58	(13)	4.48	4.95	(9)
0.13	Other	0.17	0.20	(15)	0.82	0.53	55
1.93	Rest of World	1.52	1.97	(23)	8.15	8.26	(1)
16.85	WORLDWIDE GAS SALES	17.09	18.72	(9)	73.07	76.71	(5)
2.50	of which: LNG sales	2.70	2.40	13	10.10	10.30	(2)

Eni SpA parent company accounts

Profit and loss account

	Full Year
(€ million)	2019	2018
REVENUES
Net sales from operations	28,496	31,795
Other income and revenues	430	331
Total revenues	28,926	32,126
OPERATING EXPENSES
Purchases, services and other	(27,535)	(30,622)
Impairment reversals (impairment losses) of trade and other receivables, net	(65)	(26)
Payroll and related costs	(1,185)	(1,128)
Other operating (expense) income	112	113
Depreciation, Depletion and Amortization	(1,137)	(635)
Impairment reversals (impairment losses) of tangible, intangible and right of use, net	(1,144)	(13)
Write-off of tangible and intangible assets	(2)	(1)
OPERATING PROFIT (LOSS)	(2,030)	(186)
FINANCE INCOME (EXPENSE)
Finance income	1,625	1,616
Finance expense	(2,016)	(1,879)
Net finance income (expense) from financial assets held for trading	117	33
Derivative financial instruments	(5)	(97)
	(279)	(327)
INCOME (EXPENSE) FROM INVESTMENTS	5,677	3,689
PROFIT (LOSS) BEFORE INCOME TAXES	3,368	3,176
Income taxes	(390)	(3)
NET PROFIT (LOSS)	2,978	3,173

Balance sheet

(€ million)
	Dec. 31, 2019	Dec. 31, 2018
ASSETS
Current assets
Cash and cash equivalents	4,752	9,654
Other financial activities held for trading	6,230	6,100
Other financial assets	4,693	2,689
Trade and other receivables	4,981	5,574
Inventories	1,664	1,324
Tax assets	64	66
Other assets	1,532	1,217
	23,916	26,624
Non-current assets
Property, plant and equipment	7,483	7,579
Right of use	2,027
Intangible assets	158	180
Inventory - compulsory stock	1,413	1,200
Investments	42,535	41,914
Other financial assets	4,169	1,975
Deferred tax assets	993	1,169
Tax assets	79	78
Other assets	522	487
	59,379	54,582
Assets held for sale	2	1
TOTAL ASSETS	83,297	81,207
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,622	4,435
Current portion of long-term debt	3,081	3,178
Current portion of long-term lease liabilities	337
Trade and other payables	5,545	5,632
Income taxes payable	3	2
Other liabilities	3,065	2,235
	16,653	15,482
Non-current liabilities
Long-term debt	17,240	18,070
Long-term lease liabilities	2,320
Provisions for contingencies	4,309	3,860
Provisions for employee benefits	376	370
Income taxes payable	15	23
Other liabilities	748	787
	25,008	23,110
TOTAL LIABILITIES	41,661	38,592
SHAREHOLDERS' EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	36,217	36,572
Treasury shares	(981)	(581)
Interim dividend	(1,542)	(1,513)
Net profit (loss)	2,978	3,173
TOTAL SHAREHOLDERS' EQUITY	41,636	42,615
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	83,297	81,207

Cash Flow Statement

	Full Year
(€ million)	2019	2018
Net profit (loss)	2,978	3,173

Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,137	635
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,144	13
Write-off of tangible and intangible assets	2	1
Share of (profit) loss of equity-accounted investments	947	1,162
Gains on disposal of assets, net	(5)	(12)
Dividend income	(6,623)	(4,851)
Interest income	(222)	(162)
Interest expense	611	500
Income taxes	390	3
Other changes		67
Changes in working capital:
- inventories	(553)	119
- trade receivables	500	144
- trade payables	(246)	(238)
- provisions for contingencies	267	121
- other assets and liabilities	(99)	(229)
Cash flow from changes in working capital	(131)	(83)
Net change in the provisions for employee benefits	(8)	5
Dividends received	6,623	4,851
Interest received	212	158
Interest paid	(588)	(492)
Income taxes paid, net of tax receivables received	(2)	(55)
Net cash provided by operating activities	6,465	4,913
Investing activities:
- tangible assets	(1,109)	(1,003)
- intangible assets	(27)	(35)
- investments	(1,962)	(743)
- financing receivables	(2,477)	(57)
Cash flow from investing activities	(5,575)	(1,838)
Disposals:
- tangible assets	8	14
- investments	521	25
- securities		1
- financing receivables	343	2,964
- change in receivables in relation to disposals	20	11
- businesses disposals		3
Cash flow from disposals	892	3,018
Net change in receivables and securities held for operating purposes (a)	(2,202)	(360)
Net cash used in investing activities	(6,885)	820

(a) From 2019, Eni SpA, in order to ensure an alignment with consolidated financial statement, includes in the net cash used in investing activities a dedicated line-item “Net change in receivables and securities not held for operating purposes” relating to the net cash outflow (investments minus divestments) in held-for-trading financial assets and current non-operating receivables financing, with the latter being investment of temporary cash surpluses. In previous reporting periods, considering Eni SpA as central treasury and strategic liquidity portfolio managment unit, cash inflows and outflows relating to those assets were separately reported in the net cash flow from financing activities to immediately reconcile the net cash flow from financing activities and net changes in cash and cash equivalents.

Cash Flow Statement (continued)

	Full Year
(€ million)	2019	2018
Increase (Repayments) in long-term debt	(958)	378
Repayment of lease liabilities	(293)
Increase (decrease) in short-term financial debt	187	283
	(1,064)	661
Dividends paid	(3,018)	(2,954)
Net purchase of treasury shares	(400)
Net cash used in financing activities	(4,482)	(2,293)
Net cash flow for the period	(4,902)	3,440
Cash and cash equivalents - beginning of the period	9,654	6,214
Cash and cash equivalents - end of the period	4,752	9,654

Eni: Board of Directors resolves to propose the relaunch of the buyback program and the cancellation of treasury shares acquired in 2019 at the Shareholder Meeting

Rome, 28 February 2020 - Eni’s Board of Directors has resolved to submit a proposal to authorise the purchase of treasury shares at the Shareholder Meeting of the 13 May 2020, subject to revocation of the Shareholders' Meeting resolution of the 14 May 2019 for the part not yet executed, for a period of 18 months from the date of the Shareholders’ Meeting. The proposal concerns the purchase of treasury shares for a potential maximum outlay of €1,200 million and for a maximum number equal to 5% of ordinary shares, in which the Eni share capital will be divided as a result of the cancellation of the treasury shares acquired in 2019 (submitted to approval by the same Shareholder Meeting, called in an extraordinary session).

The renewal of the authorisation for the purchase of treasury shares is functional to the continuation of the buyback programme envisaged under the Eni’s Strategic Plan, which was presented to the financial community today, with an amount of €400 million in 2020.

The continuation of the buyback program is intended to give the Company a flexible option to grant the shareholders additional remuneration beyond the distribution of dividends, consistent with Eni’s commitment to a progressive shareholder return policy linked to the expected growth of profit and in line with similar companies in the sector.

The Board of Directors will submit a proposal to the Shareholders’ Meeting called in 2021 to approve the financial statements at 31 December 2020 to cancel the treasury shares purchased up to the date that Meeting is called, in execution of the buyback programme, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value. Moreover, the Shareholder meeting in the extraordinary session of 13 May 2020 calls for the cancellation of 28,590,482 treasury shares, acquired during the buyback program.

Purchases of treasury shares shall be made at a price determined in compliance with any regulatory provisions, including EU rules, or (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

Purchases can be made as follows:

- on regulated markets in accordance with the operating procedures established in the rules of the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014.

At today’s date, Eni holds 61,635,679 treasury shares, equal to 1.70% of share capital (of which, following the proposed cancellation, will remain 33,045,197 treasury shares, equal to about 0.92% of share capital). Eni’s subsidiaries do not hold Eni shares.

The documentation relating to the Shareholders’ Meeting will be available to the public within the time limits and in the manner prescribed by current legislation, including through publication on Eni’s website.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com